SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 8, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

     This Report contains a copy of the following:
     (1) The Press Release issued on August 8, 2007.

PRESS RELEASE
Amsterdam • 8 August 2007
ING posts record second-quarter results: underlying net profit up 36.7%
•	Underlying net profit up 36.7% to EUR 2,747 million on business and investment gains
–	Profit includes a EUR 573 million net gain on the sale of part of ING’s stake in ABN Amro

–	Underlying net profit increased 8.2% to a record EUR 2,174 million excluding that gain

–	Strong volume growth in banking helps offset continued pressure from flat yield curves

–	Expenses remain under control: up 4.2% including investments to support fast-growing businesses

–	Net profit up 27.1% to EUR 2,559 million (EPS: EUR 1.18) after EUR 188 million for combining ING Bank and Postbank

–	ING to pay interim dividend of EUR 0.66 per share, up 11.9% and equal to half of the total dividend paid over 2006
•	Commercial momentum remains strong across our businesses
–	Single-premium sales up 22.8% from 1Q as ING capitalises on global shift to wealth accumulation products

–	Total value of new business up 23.2% from 1Q on strong SPVA sales in Japan and U.S. individual life reserves

–	ING Direct adds record EUR 7.0 billion in own-originated mortgages in the second quarter

–	Retail Banking shows solid volume growth in current accounts and mortgages in the Benelux and Poland
•	ING continues to invest to accelerate the growth of its businesses
–	Acquisitions of Oyak Bank in Turkey, Latin American pension business, Korean fund manager support growth

–	ING to launch retail bank in Ukraine in 2008 as next step in eastward expansion strategy

–	Single-premium variable annuity launched in Hungary in July as European roll-out continues

–	Additional investments planned to boost growth at ING Direct in the second half of 2007

Chairman’s Statement
“ING posted strong results in the second quarter as the business continued to benefit from solid economic and market conditions. Results benefited from a gain on the sale of part of ING’s stake in ABN Amro, however this was a record quarter on an underlying basis without those proceeds,” said Michel Tilmant, Chairman of ING Group.
“At the banking business, volume growth in mortgages and current accounts continued to help offset pressure from flat yield curves and the interest margin stabilised in the second quarter from the first. Risk costs remained low, and there is no sign of a deterioration in the credit portfolio.”
“The life insurance businesses benefited from growth in assets under management and higher investment gains as stock markets rallied. ING is capitalising on a global shift from traditional life insurance to wealth accumulation products, reflected in a 22.8% increase in single-premium sales in the second quarter from the first. Strong sales of a new single-premium variable annuity product in Japan, as well as the execution of our strategy to address redundant regulatory reserves in the U.S. life business, resulted in a 23.2% improvement in the value of new life business in the second quarter from the first.”
“Operating expenses for the Group remained under control, with underlying expenses up 4.2% including additional expenses to grow the business.”
“ING is taking new initiatives to accelerate growth organically and through bolt-on acquisitions. The recent agreements to buy Oyak Bank in Turkey, the Latin American pension business of Santander, and Landmark Investment Management in South Korea will build scale and give ING access to attractive new markets. Preparations continue for the launch of ING Direct in Japan later this year. Additional investments of EUR 65 million are anticipated in the second half to accelerate the commercial growth of ING Direct. Next year we will launch a retail bank in Ukraine as we continue to expand ING’s retail distribution franchise eastward into the largest markets in the region. “
“Looking forward, ING’s proprietary investment portfolio is expected to produce substantial gains in the second half which we will partially reinvest to support further organic growth. Credit markets have very recently become more turbulent, however based on today’s market circumstances we expect no material impact on 2007 earnings. The commercial performance of the business remains robust and we are confident that ING’s risk profile and the diversification of our businesses will enable ING to continue to create value for shareholders while focusing on long-term growth.”
Contacts
Media Relations
+31 20 541 6522
Press Conference
8 August, 11:00 a.m. CET
ING House, Amsterdam
Webcast www.ing.com
Investor Relations
+31 20 541 5571
Analyst Conference Call
8 August, 9:00 a.m. CET
NL: +31 20 796 5332
UK: +442085152303
US: +1 303 262 2140
Presentation and audio webcast
at www.ing.com
Analyst Conference Call
8 August, 4 p.m. CET
NL: +31 20 796 5332
UK: +442085152303
US: +1 303262 2140
A video interview is available at www.ing.com

Contents
ING Group Key Figures	2
Insurance	6
Insurance Europe	8
Insurance Americas	10
Insurance Asia/Pacific	17
Banking	14
Wholesale Banking	16
Retail Banking	18
ING Direct	20
Asset Management	22
Capital Management	24
Appendices	25

ING GROUP
ING Group: Key Figures

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Underlying[1] profit before tax
Insurance Europe	694	704	-1.4%	468	48.3%	1,162	1,147	1.3%
Insurance Americas	593	457	29.8%	533	11.3%	1,126	941	19.7%
Insurance Asia/Pacific	153	157	-2.5%	159	-3.8%	312	313	-0.3%
Corporate line Insurance	531	-2		-84		447	120

Underlying profit before tax from Insurance	1,971	1,316	49.8%	1,076	83.2%	3,048	2,521	20.9%

Wholesale Banking	668	717	-6.8%	737	-9.4%	1,404	1,452	-3.3%
Retail Banking	555	454	22.2%	539	3.0%	1,094	1,022	7.0%
ING Direct	171	190	-10.0%	165	3.6%	336	345	-2.6%
Corporate line Banking	-65	-25		-56		-122	-45

Underlying profit before tax from Banking	1,329	1,336	-0.5%	1,384	-4.0%	2,713	2,774	-2.2%

Underlying profit before tax	3,300	2,652	24.4%	2,460	34.1%	5,760	5,295	8.8%

Taxation	476	557	-14.5%	502	-5.2%	977	1,154	-15.3%
Profit before minority interests	2,824	2,095	34.8%	1,958	44.2%	4,783	4,141	15.5%
Minority interests	76	86	-11.6%	65	16.9%	142	175	-18.9%

Underlying net profit	2,747	2,009	36.7%	1,894	45.0%	4,641	3,966	17.0%

Net gains/losses on divestments		-9					21
Net profit from divested units		14					33
Special items after tax	-188					-188

Net profit (attributable to shareholders)	2,559	2,014	27.1%	1,894	35.1%	4,452	4,020	10.7%

Earnings per share (in EUR)	1.18	0.93	26.9%	0.88	34.1%	2.06	1.86	10.8%

KEY FIGURES
Net return on equity[2]	23.9%	25.0%		20.8%		23.9%	25.0%
Assets under management (end of period)	636,700	546,200	16.6%	619,400	2.8%	636,700	546,200	16.6%
Total staff (FTEs end of period)	119,097	119,409	-0.3%	118,592	0.4%	119,097	119,409	-0.3%

[1]	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2

[2]	Year to date
Note: small differences are possible in the tables due to rounding
Earnings Analysis: Second Quarter
ING posted strong earnings in the second quarter as the company benefited from a healthy economic climate, including relatively low risk costs as well as strong equity markets, which drove growth in assets under management and realised gains at the insurance business. Underlying net profit increased 36.7% to EUR 2,747 million, boosted by a gain of EUR 573 million on the sale of part of ING’s stake in ABN Amro. Excluding that gain, underlying net profit increased 8.2% to a record EUR 2,174 million. Currencies had a negative impact of approximately EUR 32 million.
ING GROUP
Underlying net profit (EUR million)
Results from insurance increased, with underlying profit before tax up 49.8% to EUR 1,971 million including the ABN Amro gain, which was reported in the Corporate Line Insurance. The U.S., Latin America and Central Europe led results from life insurance higher, driven by a strong investment performance and growth in assets under management as equity markets rallied and real estate values increased. That more than offset a decline in non-life profit as claims ratios in Canada deteriorated and pricing pressure impacted results in the Netherlands.
Strong volume growth, particularly in mortgages and current accounts, continued to help offset pressure from the interest margin as yield curves remained flat. That environment is particularly challenging for ING Direct, where profit declined 10.0%, due in part to investments to support the commercial growth of the business, particularly in mortgages. Risk costs of the banking businesses remained low, but increased to EUR 25 million from a net release of EUR 15 million in the second quarter last year as releases of past provisions diminish.
Operating expenses rose 4.2%, including investments in growth activities and new initiatives such as preparations to start ING Direct in Japan and new greenfield operations in Russia, Romania and Bulgaria.

ING benefited from a low effective tax rate in the second quarter, mainly due to substantial tax-exempt capital gains on equities. The underlying effective tax rate declined from 21.0% to 14.4%, and is expected to be in the 15-20% range for the full year, significantly below a normalised level of 20-25%.
Net profit increased 27.1% to EUR 2,559 million after a charge of EUR 188 million (EUR 252 before tax) for combining Postbank and ING Bank in the Netherlands, which was booked as a special item. The second quarter last year included a loss of EUR 9 million on divestments and EUR 14 million in profit from divested units.
Insurance
Strong equity and real estate markets bolstered results at ING’s insurance businesses as fee income increased, driven by higher assets under management, and the company realised higher gains on equities. Underlying profit before tax from insurance rose 49.8% to EUR 1,971 million, including EUR 802 million in realised gains on equities, of which EUR 573 million was from the sale of part of ING’s stake in ABN Amro.
Life results increased 69.9% to EUR 1,626 million, including the bulk of the gain on ABN Amro shares. Earnings were also driven by growth in assets under management, particularly in the U.S., Latin America, Central & Rest of Europe and Australia. Non-life insurance results declined 3.9%, driven by lower results in Canada and Mexico as the businesses continued to experience more challenging underwriting conditions.
Gross premium income increased 1.5% excluding currency effects as growth in Belgium, South Korea and Central & Rest of Europe was largely offset by declines in U.S. fixed annuities, Japan and the Netherlands. Assets under management of the insurance businesses showed robust growth, up 2.2% in the second quarter and 13.6% from a year earlier. Operating expenses rose 3.5%, or 6.9% excluding currency effects, as ING continued to invest for growth in Central & Rest of Europe, the U.S. and Asia.
New sales were dominated by strong growth in single-premium products as ING capitalises on a global shift from traditional life insurance products to unit-linked wealth accumulation products. Total single-premium sales increased 16.8%, and were up 22.8% from the first quarter, driven by strong growth in Japan, Australia, Korea, Taiwan, Central Europe, and in U.S. variable annuities.
The value of new business improved strongly in the second quarter from the first, up 23.2% to EUR 207 million, driven by strong sales of single-premium variable annuities in Japan after a new product was introduced in April. The VNB also includes EUR 28 million from the establishment of two on-shore captives to address the redundant regulatory reserves in the U.S. individual life business, of which EUR 11 million was attributable to first-quarter production. Compared with the second quarter last year, the value of new business declined 9.6%, or EUR 22 million, of which EUR 10 million is attributable to negative currency effects and EUR 13 million is due to the change in the discount rate at the end of 2006.
Insurance Europe
Strong growth in Central & Rest of Europe continued to drive sales and new business growth at Insurance Europe in the second quarter. Underlying profit before tax at Insurance Europe declined slightly to EUR 694 million from a very strong second quarter of 2006. Higher investment results and growth in Central Europe and Belgium compensated for a swing in the revaluation of the provision for separate account guarantees in the Netherlands.
Profit in the second quarter last year included a EUR 135 million positive revaluation of the provision for guarantees on separate account pension contracts in the Netherlands, including a EUR 76 million catch-up from the first quarter of 2006. That compares with a EUR 19 million negative revaluation in the second quarter this year. Excluding this impact, underlying profit before tax for Insurance Europe increased 25.3% to EUR 713 million, and profit from life insurance in the Netherlands was up 35.1 % on higher investment gains.
Profit from Central & Rest of Europe increased 37.3%, driven by higher sales and growth in assets under management. Life results in Belgium were up 85.7% on strong investment performance and higher sales of investment products. Results from non-life insurance declined 16.1% due to pricing pressure in the Netherlands and Belgium, and an increase in the claims provision.
Total premium income grew 5.7% driven by higher life sales in Belgium and Central & Rest of Europe. Operating expenses were flat despite a 4.5% increase in Central & Rest of Europe. The Netherlands showed a modest increase of 1.1%, while expenses in Belgium declined 18.9% as the business prepared for the sale of the broker and employee benefits business in the third quarter.
The value of new life business was unchanged at EUR 55 million as a 30.8% increase in Central & Rest of Europe was offset by a decline of 34.6% in the Netherlands.
Insurance Americas
Strong growth in assets under management and favourable investment results at the U.S. drove profit growth at Insurance Americas in the second quarter. Underlying profit before tax climbed 29.8% to EUR 593 million, and was up 37.3% excluding currency effects. A 74.2% jump in profit in the U.S., as well as a strong improvement in Latin America, more than offset a 36.6% decline in profit in Canada as claims increased.
Premium income declined 4.1% excluding currency effects, mainly due to lower sales of fixed annuities in the U.S. Operating expenses increased 6.0% excluding currency effects as staff were added to support customer service and the expansion of distribution in U.S. Wealth Management and Asset Management businesses.
The value of new life business increased strongly to EUR 53 million from EUR 33 million in the first quarter. The figures include EUR 28 million from the establishment of two on-shore captives to address the redundant regulatory reserves in the U.S. individual life business, of which EUR 11 million relates to first-quarter production. Compared with the second quarter last year, the value of new business declined 18.5%, reflecting currency effects and the increase in the discount rate at year-end 2006, as well as lower annuity margins, and lower fixed annuity sales.
Insurance Asia/Pacific
Underlying profit before tax from Insurance Asia/Pacific declined slightly to EUR 153 million as higher results in Australia were offset by declines in Japan and South Korea. Results in Japan were negatively impacted by a EUR 32 million swing in results from the SPVA product, mainly due to volatility from unhedged positions related to an increase in implied market volatility, which overshadowed very positive developments in the underlying business. Excluding this volatility in Japan, underlying profit before tax from Insurance Asia/Pacific increased 19.3% to EUR 173 million. In South Korea, results declined following a one-time item in the second quarter last year. Profit from Australia & New Zealand increased 41.9% driven by higher investment income.
Total premium income rose 9.4% excluding currency effects, driven mainly by growth of 24.9% in South Korea and 9.2% in Taiwan. Compared with the first quarter, premium income was up 21.4% driven by strong sales of single-premium products across the region. Operating expenses increased 20.9% excluding currency effects, reflecting investments to support the growth of the business.
Sales of single-premium products dominated new production in the second quarter as ING capitalises on a shift across the region from traditional life to wealth accumulation products. Single-premium sales were up 67.8% compared with the second quarter last year while annual premiums were flat, taking total new sales (APE) up 20.6% for the region. The shift from traditional to unit-linked products was also reflected in a lower internal rate of return in most countries, however returns for the region remained strong at 15.6%. The value of new business was down 9.2% from the second quarter last year, reflecting unfavourable currency effects, slower sales and margins in the COLI business in Japan, as well as the lower IRR. Compared with the first quarter, the value of new life business rose 20.7%, driven by strong sales of the new SPVA product in Japan as well as a surge in sales of superannuation products in Australia following a special tax incentive.
Corporate Line Insurance
The Corporate Line Insurance posted a profit of EUR 531 million in the second quarter compared with a loss of EUR 2 million a year earlier. The increase was due to EUR 578 million higher realised capital gains on shares, including the sale of part of ING’s stake in ABN Amro. That was offset in part by a EUR 52 million decline in fair value changes of derivatives used to hedge corporate interest and equity exposures.
Banking
Strong commercial growth in current accounts and mortgages continued to help offset the impact of flat yield curves at ING’s banking businesses. Total underlying profit before tax declined slightly by 0.5% compared with strong results in the second quarter of 2006. The interest result increased 3.7%, despite a narrowing of the interest margin by 5 basis points from the second quarter last year, while the interest margin remained stable relative to the first quarter.
Volume growth was led by strong sales of mortgages at ING Direct, growth of current accounts and term deposits at Retail Banking, as well as the continued growth of ING Real Estate. Net risk costs swung to an addition to the provision for loan losses from a release of provisions in the second quarter last year, however risk costs remained low and there was no indication of a deterioration in the quality of the credit portfolio. Operating expenses rose 4.6%, including investments to support the growth of the business, notably at ING Real Estate and the retail banking activities in developing markets. Pricing discipline and capital efficiency led to a further improvement in returns with the underlying risk-adjusted return on capital (RAROC) after tax up to 24.8% from 22.0% in the first half of 2006.
Wholesale Banking
Wholesale Banking continued to benefit from strong growth at ING Real Estate, as well as volume growth in Payments & Cash Management (PCM) and Leasing, which helped offset margin compression. Underlying profit before tax of Wholesale Banking declined 6.8% to EUR 668 million, reflecting a smaller net release from the provision for loan losses. The release narrowed to EUR 14 million in the second quarter from EUR 74 million in the second quarter last year as releases of old provisions begin to diminish.
The profit development was obscured by the asymmetrical tax treatment embedded in the equity derivative trading activities and their related cash equity hedges. Corrected for that impact, total income for Wholesale Banking increased 9.9%, the gross result rose 15.2% and underlying profit before tax was up 5.2%.
Operating expenses declined 1.7% from the first quarter but increased 5.7% compared with the second quarter last year, driven by increases to support growth at ING Real Estate and investments in PCM to prepare for the Single European Payment Area (SEPA). Returns continued to improve with the underlying RAROC after tax at 25.9%, up from 22.4% in the first half last year.
Retail Banking
Retail Banking posted solid earnings growth in the second quarter, despite the challenging interest rate environment, as continued volume growth more than offset margin pressure. Underlying profit before tax rose 22.2% from the second quarter last year, when profit was impacted by a litigation provision and a catch-up of risk costs. The gross result, before risk costs, was up 14.4%. Growth was driven by an 11.4% increase in the Netherlands, where substantial volume growth was achieved in all product groups. Profit in Belgium declined 2.8% as growth in investment products and savings was offset by a lower interest margin following client rate increases in mid-2006. Poland posted a profit of EUR 34 million, up from EUR 13 million a year earlier, supported by strong volume growth in all products, particularly savings, current accounts and mutual funds.
Total underlying income increased 6.7%, outpacing a 2.7% increase in operating expenses, and risk costs declined. Continued pricing discipline helped Retail Banking sustain high returns, with a total risk-adjusted return on capital after tax of 42.8%, up from 34.2% in the first half of 2006.
ING Direct
ING Direct results remained solid in the second quarter while it continued to make substantial investments to build the business by rolling out new products. Underlying profit before tax was EUR 171 million, up 3.6% from the first quarter, and down 10.0% from the second quarter last year.
The challenging interest rate environment continued with flat or inverted yield curves in most currency zones, and interest rates continued to rise. The interest margin declined to 0.75% from 0.90% in the second quarter of 2006 but was down just 1 basis point from the first quarter.
Total client retail balances, including funds entrusted, off-balance sheet funds, residential mortgages and consumer loans, increased to EUR 302.0 billion, up from EUR 290.5 billion at the end of March. A record EUR 7.0 billion in own-originated mortgages was added in the second quarter excluding currency effects, taking the total mortgage portfolio to EUR 82.8 billion at the end of June.
Income increased 0.7% to EUR 571 million, as a lower interest result was more than offset by further growth of off-balance sheet funds, as well as higher realised gains on bonds. Operating expenses rose 4.0% and the addition to the provision for loan losses increased, however there was no sign of a deterioration in the loan portfolio. Returns improved, with the after-tax risk-adjusted return on capital at 16.7%, up from 11.7% in the first half of 2006, partly due to lower tax charges.
Corporate Line Banking
The Corporate Line Banking recorded a loss of EUR 65 million before tax compared with a loss of EUR 25 million a year earlier. The decline was mainly due to higher un-allocated expenses, such as Formula 1 sponsorship and certain Basel II expenses, as well as negative fair value changes of derivatives mainly used to hedge solvency and liquidity positions.
Assets under Management
Assets under management increased by EUR 17.3 billion, or 2.8%, in the second quarter to reach EUR 636.7 billion at the end of June. Growth was driven mainly by a solid net inflow of EUR 10.4 billion. Higher equity markets and interest rates had a combined positive impact of EUR 10.0 billion. Exchange rates had a negative impact of EUR 2.7 billion, mainly due to the weaker U.S. dollar. Divestments and acquisitions had a net negative impact of EUR 0.4 billion.
Capital Management
ING’s capital ratios all remained well within target in the second quarter. The debt/equity ratio increased to 9.32% from 8.49%, reflecting ING’s dividend payout in April and the impact of the share buyback. The leverage ratio for Insurance improved from 15.52% to 11.03% due to a reduction in core debt as dividends were upstreamed from the insurance subsidiaries. The E.U. capital coverage ratio of ING Insurance increased further to 297% from 277%. The Tier-1 ratio of the Bank declined to 7.55% from 7.66% at the end of March, mainly as a result of growth in risk-weighted assets of EUR 23 billion, driven by all three banking business lines.
Share Buyback
In June ING started its EUR 5.0 billion share buyback programme, which is expected to run until June 2008. In the second quarter 13.4% of the programme was executed as 20,431,500 shares were bought back at an average price of EUR 32.85. The impact was partially offset by the exercise of 6,857,042 warrants B, leading to the issue of 13,714,084 shares at a price of EUR 24.96. There remain 10,184,711 warrants B outstanding which are expected to be exercised during the second half of 2007.
Dividend
ING will pay an interim cash dividend of EUR 0.66 per ordinary share, equal to half of the total dividend paid over the book-year 2006 (EUR 1.32), and up 11.9% from an interim dividend of EUR 0.59 per share last year. ING’s shares will be quoted ex-interim dividend from 9 August and the dividend will be made payable on 16 August for NYSE Euronext.
Risk Management
Credit markets have recently become more turbulent amid concerns about U.S. subprime mortgages, collateralised debt obligations (CDOs) and leveraged finance. To date this market disruption has had a limited impact on ING. Overall, ING considers its subprime and CDO/CLO exposure to be of limited size and of relatively high quality. ING does not originate subprime mortgages in the U.S. The Group’s total exposure of EUR 3.2 billion to subprime is through asset-backed securities which represent just 0.25% of total assets. Of these assets, 93% are rated AAA or AA. As of 31 July 2007, the negative revaluation on these assets was just EUR 58 million, despite the significant market downturn. ING’s total exposure to CDO and CLOs is EUR 0.9 billion, or 0.07% of assets, with a negative revaluation of EUR 35 million as of 31 July 2007. These negative revaluations are reflected through equity and no net impairments have been necessary through the P&L. With respect to leveraged finance, “final takes” are reduced through syndication and are subject to rigorous credit analysis. Today, the underwriting pipeline is EUR 2.3 billion and comprises 14 transactions. The hold book is EUR 5.3 billion spread over 210 deals.

INSURANCE
Insurance: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Gross premium income	11,573	12,052	-4.0%	11,634	-0.5%	23,207	24,577	-5.6%
Commission income	478	397	20.4%	465	2.8%	943	813	16.0%
Direct investment income	2,796	2,648	5.6%	2,517	11.1%	5,313	5,031	5.6%
Realised gains & fair value changes	688	244	182.0%	205	235.6%	893	568	57.2%

Total investment & other income	3,484	2,892	20.5%	2,722	28.0%	6,207	5,599	10.9%

Total underlying income	15,536	15,341	1.3%	14,821	4.8%	30,357	30,989	-2.0%

Underwriting expenditure	11,843	12,353	-4.1%	12,051	-1.7%	23,894	25,158	-5.0%
Operating expenses	1,376	1,329	3.5%	1,370	0.4%	2,746	2,626	4.6%
Other interest expenses	346	345	0.3%	323	7.1%	669	686	-2.5%
Other impairments		-2		1		1	-2

Total underlying expenditure	13,565	14,025	-3.3%	13,745	-1.3%	27,309	28,468	-4.1%

Underlying profit before tax	1,971	1,316	49.8%	1,076	83.2%	3,048	2,521	20.9%

Taxation	274	222	23.4%	189	45.0%	462	450	2.7%
Profit before minority interests	1,698	1,094	55.2%	888	91.2%	2,585	2,071	24.8%
Minority interests	50	75	-33.3%	39	28.2%	90	153	-41.2%

Underlying net profit	1,648	1,019	61.7%	848	94.3%	2,496	1,918	30.1%

NEW BUSINESS
Single-premium sales	7,756	6,643	16.8%	6,316	22.8%	14,072	13,107	7.4%
Annual-premium sales	914	899	1.7%	1,053	-13.2%	1,967	2,023	-2.8%
Total new sales (APE)	1,689	1,562	8.1%	1,684	0.3%	3,373	3,334	1.2%
Value of new life business	207	229	-9.6%	168	23.2%	375	477	-21.4%
Internal rate of return[1]	12.8%	13.9%		12.2%		12.8%	13.9%

KEY FIGURES
Net return on equity[1]	23.3%	20.8%		16.3%		23.3%	20.8%
Assets under management (end of period)	468,100	411,800	13.7%	457,800	2.2%	468,100	411,800	13.7%
Staff (FTEs end of period)	54,330	54,083	0.5%	53,825	0.9%	54,330	54,083	0.5%

[1]	Year to date
Earnings Analysis: Second Quarter
Strong equity and real estate markets helped bolster growth at ING’s insurance businesses as assets under management increased, driving fee income higher, and the company realised higher gains on equities. Underlying profit before tax from insurance increased 49.8% to EUR 1,971 million, including EUR 802 million in equity capital gains. Of that figure, EUR 573 million related to the sale of part of ING’s stake in ABN Amro, of which EUR 519 million was booked in life insurance and EUR 54 million in non-life. ING’s proprietary investment portfolio is expected to produce substantial gains in the second half of this year, potentially including around EUR 1.5 billion on our holdings in ABN Amro and Numico, both of which are currently subject to takeover offers.
INSURANCE TOTAL
Underlying profit before tax (EUR million)
Total underlying net profit from insurance increased 61.7% with an underlying effective tax rate of just 13.9%, reflecting high tax-exempt gains on equities.
Profit before tax from life insurance increased 69.9% to EUR 1,626 million, including the gain on ABN Amro shares. Earnings growth was also driven by higher assets under management, which pushed fee income up. Results in the U.S., Latin America, Central & Rest of Europe and Australia led the increase.
Non-life insurance results declined 3.9% to EUR 345 million, driven by lower results in Canada and Mexico as the businesses continued to experience more challenging underwriting conditions. That was offset in part by the gain on ABN Amro shares.
Gross premium income declined 4.0% but was up 1.5% excluding currency effects. Growth in Belgium, Korea and Central & Rest of Europe was largely offset by declines in U.S., Japan and the Netherlands.

Commission income increased 20.4% reflecting growth in assets under management, most notably in Asia/Pacific, the U.S. and Central Europe. Investment and other income increased 20.5%, driven by the realised gains on equities, as well as EUR 68 million higher dividend income and EUR 50 million higher revaluations of private equity investments. That was partially offset by a EUR 246 million decline in fair value changes on derivatives, the majority of which hedge policy guarantees in the U.S., Japan and Taiwan.
Operating expenses rose 3.5% to EUR 1,376 million, and increased 6.9% excluding currency effects as ING continued to invest for growth in Central & Rest of Europe and Asia.
Life Insurance: Key Figures

In EUR million	2Q2007	2Q2006	Change

Gross premium income	9,979	10,453	-4.5%
Operating expenses	1,006	960	4.8%

Underlying profit before tax	1,626	957	69.9%

Expenses/premiums life insurance	14.0%	12.6%
Expenses/AUM investment products	0.73%	0.77%

Single-premium sales	7,756	6,643	16.8%
Annual-premium sales	914	899	1 .7%
Total new sales (APE)	1,689	1,562	8.1%
Value of new business	207	229	-9.6%
Internal rate of return (YTD)	12.8%	13.9%

Life Insurance
Underlying profit before tax from life insurance rose 69.9% to EUR 1,626 million, including EUR 519 million from the gain on the sale of ABN Amro shares.
Gross life premium income declined 4.5% to EUR 9,979 million, but increased 1.2% excluding currency effects. Strong increases in Central & Rest of Europe, Belgium, South Korea and Rest of Asia were offset by declines in the U.S., Japan and the Netherlands.
Operating expenses rose 4.8%, or 8.8% excluding currencies, reflecting investments to support the growth of the business, particularly in developing markets. Expenses as a percentage of assets under management improved year-to-date to 0.73% as growth in assets under management outpaced expense growth, especially in Asia/Pacific and Central & Rest of Europe. Expenses as percentage of gross premiums deteriorated in the first half to 14.0%, mainly following lower premiums.
New Business Production
New sales were dominated by strong growth in single-premium products as ING capitalises on a global shift from traditional life insurance products to unit-linked wealth accumulation products. Total single-premium sales increased 16.8%, and were up 22.8% from the first quarter, driven by strong growth in Japan, Australia, South Korea, Taiwan, Central Europe, and in U.S. variable annuities.
Total new life sales, measured in annual premium equivalent (APE), increased 8.1%, while annual premium sales were up 1.7%. Margins, measured by the internal rate of return (IRR), declined to 12.8% from 13.9%, due in part to the lower average margins on unit-linked products, but returns remained above ING’s hurdle.
The value of new business improved strongly in the second quarter from the first, up 23.2% to EUR 207 million, driven by strong sales of single-premium variable annuities in Japan after a new product was introduced in April. The VNB also includes EUR 28 million from the establishment of two on-shore captives to address the redundant regulatory reserves in the U.S. individual life business, of which EUR 11 million was attributable to first-quarter production.
Compared with the second quarter last year, the value of new business declined 9.6%, or EUR 22 million, of which EUR 10 million is attributable to negative currency effects and EUR 13 million is due to the change in the discount rate at the end of 2006.
Non-Life Insurance: Key Figures

In EUR million	2Q2007	2Q2006	Change

Gross premium income	1,594	1,599	-0.3%
Operating expenses	370	369	0.3%

Underlying profit before tax	345	359	-3.9%

Claims ratio	66.1%	59.3%
Expense ratio	29.8%	29.5%

Combined ratio	95.9%	88.8%

Non-Life Insurance
Underlying profit before tax from non-life insurance declined 3.9% to EUR 345 million, driven by higher claims in Fire and Motor in Canada as well as higher claims and reserve strengthening in Motor in Mexico. This was partly compensated by a higher result from the run-off of old reinsurance business and EUR 54 million from the gain on ABN Amro shares, which are both reported in the Corporate Line.
The combined ratio increased 7.1 % points to 95.9%, driven by a deterioration of the claims ratio, which increased from 59.3% to 66.1%. Non-life premiums were almost flat but rose 3.4% excluding currency effects as growth in Canada and Mexico were partially offset by a decline in the Netherlands.
Operating expenses were nearly flat, but increased 1.9% excluding currency effects, driven by increases in Mexico and the Netherlands with a modest increase in Canada.

INSURANCE EUROPE
Insurance Europe: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Gross premium income	2,587	2,447	5.7%	3,449	-25.0%	6,036	5,683	6.2%
Commission income	125	75	66.7%	121	3.3%	246	171	43.9%
Direct investment income	1,239	1,162	6.6%	1,075	15.3%	2,314	2,159	7.2%
Realised gains & fair value changes	256	202	26.7%	196	30.6%	451	443	1.8%

Total investment & other income	1,495	1,364	9.6%	1,270	17.7%	2,765	2,602	6.3%

Total underlying income	4,207	3,886	8.3%	4,840	-13.1%	9,048	8,456	7.0%

Underwriting expenditure	2,918	2,581	13.1%	3,696	-21.0%	6,614	6,130	7.9%
Operating expenses	463	463	0.0%	475	-2.5%	938	900	4.2%
Other interest expenses	133	138	-3.6%	200	-33.5%	333	279	19.4%
Other impairments				1		1

Total underlying expenditure	3,513	3,182	10.4%	4,372	-19.6%	7,885	7,309	7.9%

Underlying profit before tax	694	704	-1.4%	468	48.3%	1,162	1,147	1.3%

- of which Life	579	567	2.1%	357	62.2%	936	878	6.6%
- of which Non-Life	115	137	-16.1%	111	3.6%	227	269	-15.6%

NEW BUSINESS
Single-premium sales	781	690	13.2%	975	-19.9%	1,756	1,489	17.9%
Annual-premium sales	132	120	10.0%	133	-0.8%	265	244	8.6%
Total new sales (APE)	210	189	11.1%	231	-9.1%	441	393	12.1%
Value of new life business	55	55		53	3.8%	108	108
Internal rate of return (YTD)	14.3%	14.5%		14.3%		14.3%	14.5%

KEY FIGURES
Assets under management (end of period)	163,100	144,600	12.8%	163,600	-0.3%	163,100	144,600	12.8%
Staff (FTEs end of period)	14,997	15,549	-3.6%	14,853	1.0%	14,997	15,549	-3.6%

Key Performance Indicators
•	New life sales in Central Europe climb 25.0%

•	Solid earnings growth compensates for gain in 2Q06

•	SPVA product launched in Hungary in July
Strong growth in Central & Rest of Europe continued to drive sales and new business value growth at Insurance Europe in the second quarter. New sales (APE) from ING’s life and pensions businesses in Central Europe rose 25.0%, and margins increased further, driving the value of new business up 30.8% to EUR 34 million. New initiatives to accelerate growth in the region continued. In July, ING started sales at its new life insurance greenfield in Russia and it launched its first campaign for third-pillar pensions in Romania after obtaining a license earlier this year. The company is also ready to capitalise on the opportunity when reform of Romania’s second-pillar pension system takes place later this year. A four-month sales window for the second-pillar plan is now expected to open mid-September, after a short delay, and ING has more than 30,000 distributors in place, including a specially recruited flex-force of temporary agents. Sales of ING’s new single-premium variable annuity product in Spain are encouraging and confirm the potential for the product. The first SPVA product was introduced in Hungary in July as the European roll-out of variable annuities continues.
INSURANCE EUROPE
Underlying profit before tax (EUR million)
In Belgium, ING reached an agreement to sell its broker and employee benefits business, allowing it to focus on distribution through the retail bank. The operational split of the businesses has been completed, and the sale is expected to be finalised in the third quarter, resulting in a gain of about EUR 425 million.
In July, interest groups representing policyholders started a legal proceeding against Nationale-Nederlanden with respect to the level and transparency of costs and risks for certain universal life insurance products. While it is not feasible to predict or determine the ultimate outcome, management does not believe that it will have a material adverse effect on the Group’s financial position or results of operations.
Earnings Analysis: Second Quarter
Underlying profit before tax at Insurance Europe remained stable compared with the strong second quarter of 2006 as higher investment results and growth in Central Europe and Belgium largely compensated for a swing in the revaluation of the provision for separate account guarantees in the Netherlands.

Insurance Europe: Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Gross premium income	2,190	2,035	1,212	1,304	418	284	560	447
Operating expenses	313	313	231	230	14	19	68	64

Underlying profit before tax	579	567	451	483	39	21	89	63

Expenses/premiums life insurance	21.9%	20.4%	28.7%	25.7%	11.8%	14.1%	14.2%	12.8%
Expenses/AUM investment products	0.72%	0.82%	0.83%	0.91%	0.18%	0.22%	0.65%	0.82%

Single-premium sales	781	690	242	358	313	165	226	167
Annual-premium sales	132	120	40	41	10	11	82	68
Total new sales (APE)	210	189	64	78	41	27	105	84
Value of new business	55	55	17	26	4	3	34	26
Internal rate of return (YTD)	14.3%	14.5%	11.6%	14.1%	11.8%	10.2%	17.9%	16.3%

Underlying profit before tax for the region declined slightly to EUR 694 million from EUR 704 million in the second quarter last year, when profit included a EUR 135 million positive revaluation of the provision for guarantees on separate account pension contracts, including a EUR 76 million catch-up from the first quarter. That compares with a negative impact of EUR 19 million on the revaluation of the provision in the second quarter of 2007. Excluding that impact, underlying profit before tax increased 25.3% to EUR 713 million.
Total premium income grew 5.7% driven by life sales in Belgium and Central & Rest of Europe. Commission income rose 66.7% fuelled by growth in assets under management. Investment income was up 9.6%, driven by growth of assets under management and higher returns on public and private equity.
Operating expenses were flat despite a 4.5% increase in Central & Rest of Europe, including start-up costs in Bulgaria, Romania and Russia. The Netherlands showed a modest increase of 1.1%, while Belgium declined 18.9% as the company prepared for the sale of the broker and employee benefits business.
Life Insurance
Underlying profit before tax from life insurance rose 2.1% to EUR 579 million. Higher sales and growth in assets under management drove profit from Central & Rest of Europe up 41.3%. Results in Belgium increased 85.7%, driven by strong investment performance and sales of investment products as well as lower expenses. In the Netherlands profit from life insurance declined 6.6% from the second quarter of 2006, however excluding the revaluation of the separate account provision, life profit in the Netherlands increased 35.1%.
Life premium income increased 7.6%, led by a 47.2% increase in Belgium and 25.3% in Central & Rest of Europe. Life premiums in the Netherlands were down 7.1%, mainly due to lower immediate annuity sales.
New Business Production
The value of new business for Insurance Europe was unchanged at EUR 55 million. Central & Rest of Europe showed strong growth, with sales up 25.0% and the value of new business up 30.8%. That was largely offset by a decline in the Netherlands, notably in the individual traditional life business, which declined to EUR 4 million from EUR 12 million as a result of lower sales and compressed margins. Returns for the region remained solid at 14.3% as higher returns in Central Europe and Belgium largely compensated for margin pressure in the Netherlands.
Insurance Europe: Non-Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Gross premium income	397	413	307	322	79	78	11	13
Operating expenses	150	150	132	129	16	18	2	3

Underlying profit before tax	115	137	107	120	6	15	3	4

Claims ratio	58.0%	55.1%	55.5%	53.2%	72.8%	65.6%	43.2%	48.9%
Expense ratio	31.0%	28.8%	31.0%	28.6%	30.1%	29.5%	45.1%	36.7%

Combined ratio	89.0%	83.9%	86.5%	81.8%	102.9%	95.1%	88.3%	85.6%

Non-Life Insurance
Pricing pressure and strengthening of claims provisions led to a 16.1% decline in underlying profit before tax from non-life insurance. The claims provision for disability insurance in Belgium was strengthened by EUR 5 million in the second quarter, while the same period last year included a release of EUR 6 million from accident provisions in the Netherlands. On balance the claims ratio deteriorated 2.9% points to 58.0% and the combined ratio increased to 89.0%. Non-life premiums were down 3.9%, mainly due to a 4.7% decline in the Netherlands following rate reductions in motor and group income insurance. Operating expenses were almost flat as an increase in the Netherlands was largely offset by a decline in Belgium.

INSURANCE AMERICAS
Insaurance americas: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Gross premium income	5,646	6,273	-10.0%	5,430	4.0%	11,076	12,469	-11.2%
Commission income	257	245	4.9%	253	1.6%	510	494	3.2%
Direct investment income	1,242	1,198	3.7%	1,218	2.0%	2,460	2,278	8.0%
Realised gains & fair value changes	33	-90		-27		5	4	25.0%

Total investment & other income	1,275	1,110	14.9%	1,190	7.1%	2,465	2,284	7.9%

Total underlying income	7,177	7,628	-5.9%	6,873	4.4%	14,051	15,247	-7.8%

Underwriting expenditure	5,832	6,430	-9.3%	5,658	3.1%	11,490	12,810	-10.3%
Operating expenses	633	633	0.0%	608	4.1%	1,241	1,262	-1.7%
Other interest expenses	120	109	10.1%	74	62.2%	194	235	-17.4%
Other impairments		-1					-1

Total underlying expenditure	6,585	7,171	-8.2%	6,340	3.9%	12,925	14,306	-9.7%

Underlying profit before tax	593	457	29.8%	533	11.3%	1,126	941	19.7%

- of which Life	472	240	96.7%	410	15.1%	882	550	60.4%
- of which Non-Life	120	217	-44.7%	123	-2.4%	244	391	-37.6%

NEW BUSINESS
Single-premium sales	4,279	4,346	-1 .5%	3,682	16.2%	7,961	8,546	-6.8%
Annual-premium sales	395	395	0.0%	518	-23.7%	913	965	-5.4%
Total new sales (APE)	823	829	-0.7%	886	-7.1%	1,709	1,819	-6.0%
Value of new life business	53	65	-18.5%	33	60.6%	86	137	-37.2%
Internal rate of return (YTD)	10.3%	11.5%		9.5%		10.3%	11.5%

KEY FIGURES
Assets under management (end of period)	209,200	193,800	7.9%	204,000	2.5%	209,200	193,800	7.9%
Staff (FTEs end of period)	27,591	28,924	-4.6%	27,818	-0.8%	27,591	28,924	-4.6%

Key Performance Indicators
•	Underlying profit up 37.3% excluding currency effects

•	U.S. variable annuity sales up 20.7% from 1Q07

•	Two life captives in place, adding EUR 28 million to VNB
Insurance Americas delivered another solid quarter as strong earnings growth in the U.S. and Latin America more than offset the impact of the turn in the underwriting cycle in Canada.
In the U.S., sales of variable annuities were up modestly from a year ago but increased 20.7% from the first quarter as product enhancements and expanded distribution began to take hold. Retirement services sales declined from a very strong second quarter of 2006, which included two large contract acquisitions. Sales of mutual funds increased following a renewed focus on international funds that leverage ING’s global expertise.
INSURANCE AMERICAS
Underlying profit before tax (EUR million)
ING completed two captive insurance structures in the second quarter to address redundant regulatory reserve requirements at U.S. individual life. That added EUR 28 million to the reported value of new business in the second quarter, of which EUR 11 million is attributable to first-quarter production.
In Latin America, life premium income increased 17.8% excluding currency effects. ING reached an agreement in July to buy the pension businesses of Santander in Chile, Mexico, Uruguay and Colombia. The purchase will make ING the second-largest pension provider in Latin America, and give it a sustainable, scaled platform in these fast-growing markets.
Earnings Analysis: Second Quarter
Strong growth in assets under management and favorable investment results at the U.S. business drove profit growth at Insurance Americas in the second quarter. Underlying profit before tax climbed 29.8% to EUR 593 million, and was up 37.3% excluding currency effects. A 74.2% jump in profit in the U.S., as well as a strong improvement in Latin America, more than offset a 36.6% decline in profit in Canada as claim costs increased.
Premium income declined 10.0%, or 4.1% excluding currency effects, mainly as a result of lower fixed annuity sales in the U.S. following a reduction of commissions on some products.
Operating expenses increased 6.0% excluding currency effects as staff were added to support customer service and the expansion of distribution in U.S. Wealth and Asset Management.

Insurance Americas: Life Key Figures

	Total		United States		Latin America
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Gross premium income	4,460	5,102	4,281	4,943	179	159
Operating expenses	419	422	375	375	44	47

Underlying profit before tax	472	240	399	229	73	9

Expenses/premiums life insurance	14.3%	14.1%	14.1%	13.3%	16.4%	21.0%
Expenses/AUM investment products	0.73%	0.74%	0.73%	0.75%	0.75%	0.68%

Single-premium sales	4,279	4,346	4,220	4,313	59	33
Annual-premium sales	395	395	322	316	73	79
Total new sales (APE)	823	829	744	747	79	82
Value of new business	53	65	47	56	6	9
Internal rate of return (YTD)	10.3%	11.5%	10.2%	11.5%	11.5%	12.7%

Life Insurance
Life underlying profit before tax soared 96.7% and more than doubled excluding currency effects. Profit in the U.S. was up 85.3% excluding currency effects, driven by higher fee income as assets under management increased 15.0% to EUR 178 billion. Results were also boosted by higher investment income as well as EUR 33 million in DAC and reserve unlocking as a result of favorable equity market returns, an increase of EUR 46 million over second quarter 2006. Life profit in Latin America increased seven-fold to EUR 73 million on strong results in the pension businesses in Peru and Chile as well as an improvement from the life business in Chile, and higher investment gains in Mexico.
Life premium income declined 12.6%, or 6.6% excluding the impact of currencies, reflecting lower sales of fixed annuities in the U.S. Premium income in Latin America climbed 12.6%, or 17.8% excluding currencies, supported by strong growth in the annuity business in Chile and group life in Mexico.
New Business Production
The value of new life business increased to EUR 53 million from EUR 33 million in the first quarter, including EUR 28 million from the establishment of two on-shore captives to address the redundant regulatory reserves in the U.S. individual life business, of which EUR 11 million is attributable to first-quarter production. Compared with the second quarter last year, the value of new business declined 18.5%, reflecting currency effects and the increase in the discount rate at year-end 2006, as well as lower annuity returns, and lower fixed annuity sales.
U.S. retirement services accumulation sales declined 8.9% from a very strong second quarter in 2006 which included two large contract acquisitions. Excluding those cases, retirement services sales increased 18.3% on a U.S.-basis supported by increased sales personnel. Sales of variable annuities rose 20.7% from the first quarter as the addition of new wholesalers and a product enhancement began to have an impact on sales, while fixed annuity sales declined 53.4%. Individual life experienced a strong rebound with sales up EUR 12 million or 27.1% on a threefold increase in term life sales. The value of new life business in Latin America declined on continued competitive pressure in the Mexican pension business. The internal rate of return for the region declined 120 basis points to 10.3% due to competitive pressure on pricing. Returns for U.S. retirement services and variable annuities remained strong.
Insurance Americas: Non-Life Key Figures

	Total		Canada		Latin America
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Gross premium income	1,186	1,172	814	839	372	333
Operating expenses	214	211	143	145	71	66

Underlying profit before tax	120	217	130	205	-10	13

Claims ratio	69.2%	61.1%	63.5%	55.9%	81.6%	72.9%
Expense ratio	29.0%	29.9%	28.5%	30.6%	29.9%	28.3%

Combined ratio	98.2%	91.0%	92.0%	86.5%	111.5%	101.2%

Non-Life Insurance
Less favorable underwriting experience pushed non-life results down 44.7%, or 42.4% excluding currency effects. Profit in Canada fell 33.1% excluding currencies as increased severity in property lines drove a 760 basis point net deterioration in its claims ratio to 63.5%. In Latin America the non-life business generated a loss of EUR 10 million due to higher claim costs and reserve strengthening in the Mexican motor business as well as higher claims in Chilean health, more than offsetting favourable results in Brazil. Excluding currencies, premium income rose 6.6%, driven by growth in the number of policies in Canada while pricing remained reasonably firm. Operating expenses increased 5.0% excluding currencies, mainly in Latin America, while costs in Canada were up 2.2%.

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Gross premium income	3,335	3,323	0.4%	2,748	21.4%	6,084	6,411	-5.1%
Commission income	93	77	20.8%	90	3.3%	183	146	25.3%
Direct investment income	329	259	27.0%	362	-9.1%	692	477	45.1%
Realised gains & fair value changes	-224	25		-98		-322	-46

Total investment & other income	105	284	-63.0%	264	-60.2%	369	431	-14.4%

Total underlying income	3,534	3,684	-4.1%	3,103	13.9%	6,637	6,988	-5.0%

Underwriting expenditure	3,096	3,305	-6.3%	2,671	15.9%	5,767	6,212	-7.2%
Operating expenses	254	220	15.5%	259	-1.9%	513	458	12.0%
Other interest expenses	30	2		14	114.3%	45	5
Other impairments

Total underlying expenditure	3,381	3,527	-4.1%	2,944	14.8%	6,324	6,675	-5.3%

Underlying profit before tax	153	157	-2.5%	159	-3.8%	312	313	-0.3%

-of which Life	152	156	-2.6%	158	-3.8%	311	310	0.3%
-of which Non-Life	1	1		1		1	3	-66.7%

NEW BUSINESS
Single-premium sales	2,696	1,607	67.8%	1,659	62.5%	4,355	3,072	41.8%
Annual-premium sales	387	384	0.8%	402	-3.7%	789	814	-3.1%
Total new sales (APE)	656	544	20.6%	567	15.7%	1,223	1,121	9.1%
Value of new life business	99	109	-9.2%	82	20.7%	181	233	-22.3%
Internal rate of return (YTD)	15.6%	17.5%		15.2%		15.6%	17.5%

KEY FIGURES
Assets under management (end of period)	95,800	73,400	30.5%	90,200	6.2%	95,800	73,400	30.5%
Staff (FTEs end of period)	11,669	9,550	22.2%	11,090	5.2%	11,669	9,550	22.2%

Key Performance Indicators
•	Single-premium sales up 62.5% from first quarter

•	Strong sales in Japan following launch of new SPVA

•	AUM reaches EUR 95.8 bln with EUR 4.5 bln net inflow
Sales at Insurance Asia/Pacific showed strong growth in the second quarter as ING capitalised on a shift across the region from traditional life to unit-linked wealth accumulation products. That is reflected in a 62.5% increase in single-premium sales in the second quarter from the first, driven by higher sales in all countries as the company continues its strategy to step up product innovation and expand its bank distribution for wealth accumulation products in the region.
Sales of single-premium variable annuities in Japan more than doubled from the first quarter following the introduction of a new product in April. In Australia, single-premium sales increased 56.1% from the first quarter following a special tax incentive for superannuation products.
INSURANCE ASIA/PACIFIC
Underlying profit before tax (EUR million)
Organic growth and the introduction of new funds led to a strong increase in assets under management to EUR 95.8 billion at the end of June including EUR 4.5 billion in net inflow. In July ING completed the purchase of Landmark Investment Management in South Korea, which will add some EUR 6.9 billion to assets under management from the third quarter. The purchase made ING one of the top-10 fund managers in Korea.
Meanwhile ING continued to expand its distribution in the region. Bank distribution is being expanded in most of our core markets, including two new agreements reached in July with the second and third-largest retail banks in South Korea. The tied-agent network was also expanded further, notably at ING Vysya Life in India, and ING Life Korea. At the end of the second quarter ING had 56,975 agents across the region, up 23.9% from year end 2006.
Higher interest rates in Taiwan helped strengthen ING’s reserve adequacy to a confidence level of 70% (EUR 946 million), up from 57% (EUR 337 million) at the end of March. The Taiwan swap rate increased by 42 basis points to 2.65% at the end of June. The reserve adequacy at a 50% confidence level for Insurance Asia/Pacific increased to EUR 3.8 billion as of 30 June 2007.

Insurance Asia/Pacific: Life Key Figures

	Total		Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Gross premium income	3,329	3,312	53	47	1,264	1,435	927	776	854	861	231	193
Operating expenses	253	218	51	47	42	40	57	46	54	46	49	39

Underlying profit before tax	152	156	61	43	-1	25	68	79	0	0	24	9

Expenses/premiums	8.8%	8.0%	26.8%	19.4%	6.4%	6.8%	8.4%	5.4%	7.3%	6.6%	14.3%	16.6%
Expenses/AUM	0.73%	0.80%	0.54%	0.59%	0.56%	0.48%	4.17%	14.17%	5.83%	6.57%	0.52%	0.99%

Single-premium sales	2,696	1,607	1,330	339	1,140	1,119	112	90	89	40	25	19
Annual-premium sales	387	384	27	29	50	71	190	193	73	54	47	37
Total new sales (APE)	656	544	160	63	164	182	201	203	82	58	49	38
Value of new business	99	109	16	8	18	31	29	28	37	41	-1	1
Internal rate of return (YTD)	15.6%	17.5%	20.4%	15.1%	11.7%	13.8%	22.6%	44.5%	18.2%	18.5%	7.3%	9.1%

Earnings Analysis: Second Quarter
Underlying profit before tax from Insurance Asia/Pacific declined slightly to EUR 153 million as higher results in Australia were offset by declines in Japan and South Korea. Results in Japan were negatively impacted by EUR 32 million from SPVAs, mainly due to volatility from unhedged positions related to an increase in implied market volatility. Excluding that impact, profit for the region increased 19.3% to EUR 173 million, reflecting a negative impact from SPVAs of EUR 20 million in the second quarter this year and a positive impact of EUR 12 million a year earlier. Assets under management for SPVAs increased to EUR 12.0 billion, up 8.9% excluding currency effects. Premium income in Japan remained stable in the second quarter excluding currency effects, but increased 38.4% from the first quarter as SPVA sales doubled. COLI premiums declined 19.7% compared to the first quarter reflecting uncertainty about the tax treatment of increasing-term products, however clarity on the subject is anticipated from the National Tax Agency in the fourth quarter.
Profit from South Korea declined to EUR 68 million from EUR 79 million in the second quarter last year, when profit included EUR 7 million in one-time adjustments to reserves and deferred acquisition costs. Currency effects had a negative impact of EUR 3 million. Premium income rose 19.5%, driven by higher renewals of whole life and variable products, as well as increased sales of single-premium variable annuities. Profits from the growing block of business funded EUR 11 million in increased expenses to expand distribution to fuel future growth. ING Life Korea opened 24 new branches so far this year, bringing the total to 132.
In Australia & New Zealand profit before tax rose 41.9% to EUR 61 million including EUR 10 million higher investment income and a release of a provision related to claims of EUR 7 million. Premium increased 12.8% to EUR 53 million, driven by the continued success of the OneCare product.
Life results in the Rest of Asia increased strongly to EUR 24 million from EUR 8 million a year earlier, mainly due a recalculation of deferred acquisition costs in Malaysia (EUR 10 million).
Total premium income for the region increased 9.4% excluding currency effects, led by growth of 24.9% in South Korea and 9.2% in Taiwan.
Total operating expenses for Insurance Asia/Pacific increased 15.5%, or 20.3% excluding currency effects, reflecting the continued growth of the existing business as well as investments to support rapid expansion of the greenfield businesses.
New Business Production
Sales of single-premium products dominated new production in Asia/Pacific in the second quarter as ING benefits from a shift across the region from traditional life products to unit-linked wealth accumulation products. Single premiums increased 67.8% from the second quarter last year, driven by increases in all markets, particularly Australia, Taiwan and South Korea. Australia’s single-premiums rose almost four-fold, reflecting the inclusion of the Australian Trust business from January 2007 as well as a surge of sales in the second quarter following a special tax incentive on contributions made before the end of June. Total new sales (APE) for the region increased 20.6%, and annual premium sales were flat. Taiwan’s single-premium sales more than doubled, driven by strong demand for unit-linked products.
The change in sales mix was also reflected in the internal rate of return in most countries because margins on unit-linked products are lower. Nonetheless, the IRR remained attractive at 15.6%. The value of new business declined 9.2% from the second quarter last year, reflecting unfavourable currency effects, slower sales and lower margins on the COLI business in Japan, as well as the decline in the IRR.
Compared with the first quarter, the value of new business was up 20.7%, driven by strong sales of the new SPVA product in Japan as well as superannuation products in Australia. SPVA sales in Japan doubled from the first quarter, resulting in an increase of 125% in Japan’s total value of new business.

BANKING
Banking: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Interest result	2,295	2,213	3.7%	2,184	5.1%	4,480	4,564	-1.8%
Commission income	741	649	14.2%	744	-0.4%	1,485	1,339	10.9%
Investment income	265	149	77.9%	320	-17.2%	585	262	123.3%
Other income	370	526	-29.7%	508	-27.2%	879	967	-9.1%

Total underlying income	3,672	3,537	3.8%	3,757	-2.3%	7,429	7,132	4.2%

Operating expenses	2,318	2,216	4.6%	2,373	-2.3%	4,691	4,393	6.8%
Gross result	1,354	1,321	2.5%	1,384	-2.2%	2,737	2,739	-0.1%
Addition to loan loss provision	25	-15				24	-35

Underlying profit before tax	1,329	1,336	-0.5%	1,384	-4.0%	2,713	2,774	-2.2%

Taxation	202	335	-39.7%	313	-35.5%	515	704	-26.8%
Profit before minority interests	1,127	1,001	12.6%	1,071	5.2%	2,198	2,070	6.2%
Minority interests	27	11	145.5%	26	3.8%	53	22	140.9%

Underlying net profit	1,099	990	11.0%	1,045	5.2%	2,145	2,048	4.7%

KEY FIGURES
Net return on equity[1]	19.2%	22.0%		20.7%		19.2%	22.0%
Interest margin	0.95%	1.00%		0.95%		0.95%	1.06%
Underlying cost/income ratio	63.1%	62.7%		63.2%		63.2%	61.6%
Risk costs in bp of average CRWA	3	0		0		1	-2
Risk-weighted assets (end of period)	356,415	342,642	4.0%	333,722	6.8%	356,415	342,642	4.0%
Underlying RAROC before tax[1]	29.5%	29.2%		29.3%		29.5%	29.2%
Underlying RAROC after tax[1]	24.8%	22.0%		23.4%		24.8%	22.0%
Economic capital (average over period)[1]	14,486	15,335	-5.5%	14,832	-2.3%	14,486	15,335	-5.5%
Staff (FTEs end of period)	64,769	65,326	-0.9%	64,767	0.0%	64,769	65,326	-0.9%

1 Year to date
Earnings Analysis: Second Quarter
Strong commercial growth in current accounts and mortgages continued to help offset the impact of flat yield curves at ING’s banking businesses. The interest result increased 3.7%, despite a narrowing of the interest margin by 5 basis points from the second quarter last year, and the interest margin stabilised in the second quarter from the first.
Total underlying profit before tax from the banking businesses declined slightly by 0.5% compared with strong results in the second quarter of 2006. Net risk costs swung to an addition to the provision for loan losses from a release of provisions in the second quarter last year, however risk costs remained low as ING continued to benefit from the benign credit environment. Operating expenses rose 4.6%, including investments to support the growth of the business, notably at ING Real Estate and the retail banking activities in developing markets.
BANKING TOTAL
Underlying profit before tax (EUR million)
Underlying net profit rose 11.0% due to an exceptionally low tax rate caused by high tax-exempted gains, the release of some tax liabilities, a lower corporate tax rate in the Netherlands and the impact of a tax asset in Germany.
Income
Total underlying income from banking rose 3.8% to EUR 3,672 million. Volume growth compensated for the impact of flat yield curves on the interest result, while higher income at ING Real Estate and higher realised gains on equities and bonds helped offset a decline in trading income at Wholesale Banking.
The interest result rose 3.7% driven by higher volumes in current accounts and mortgages, particularly at the Retail Banking activities. That more than offset the impact of a narrowing of the interest margin to 0.95% from 1.00% in the second quarter last year, mainly caused by a flattening of the yield curve, changes in the product mix and lower prepayment penalties on mortgages.
Strong volume growth was led by strong sales of mortgages at ING Direct and growth of current accounts and term deposits at Retail Banking. Total loans and advances to customers of the banking operations increased by EUR 29.9 billion in the second quarter to EUR 488.9 billion at the end of June, including a EUR 1.3 billion positive impact from currencies. Corporate
Strong volume growth was led by strong sales of mortgages at ING Direct and growth of current accounts and term deposits at Retail Banking. Total loans and advances to customers of the banking operations increased by EUR 29.9 billion in the second quarter to EUR 488.9 billion at the end of June, including a EUR 1.3 billion positive impact from currencies. Corporate lending increased 3.8% or EUR 9.1 billion, of which EUR 8.3 billion was in the Netherlands. Personal lending was up 9.5%, or EUR 20.8 billion, driven by strong growth in mortgages and the transfer of mortgage portfolios of Nationale-Nederlanden from ING Insurance to ING Bank. Residential mortgages were up EUR 19.9 billion, of which EUR 9.4 billion was from the transfer of Nationale-Nederlanden and EUR 8.2 billion at ING Direct. Customer deposits and other funds on deposit of the banking operations increased by EUR 13.4 billion, or 2.6%, to EUR 532.7 billion at the end of June, mainly due to growth in current accounts and term deposits, mainly in the Benelux.
Banking: Loans and Advances to Customers

In EUR billion	30 June 07	31 March 07	Change

Public authorities	11.1	11.7	-5.1%
Other corporate	240.5	231.0	4.1%

Total corporate	251.7	242.6	3.8%

Mortgages	213.7	193.8	10.3%
Other personal	26.0	25.0	4.0%

Total personal	239.7	218.9	9.5%

Provisions for bank lending	-2.5	-2.5

Total bank lending	488.9	459.0	6.5%

Commission income increased 14.2% to EUR 741 million, driven by growth in assets under management at ING Real Estate and Private Banking as well as an increase in securities brokerage, particularly in Retail Banking. Investment income increased to EUR 265 million from EUR 149 million, due to higher realised gains on equities and bonds as well as higher rental income and fair-value changes on real estate. Other income declined 29.7% to EUR 370 million, due to lower net trading income and negative valuation results on non-trading derivatives for which hedge accounting is not applied.
Expenses
Operating expenses remained under control in the second quarter and ING continued to invest to support the growth of its businesses. Total underlying operating expenses were up 4.6% to EUR 2,318 million, including investments to support the growth of the business, notably at ING Real Estate and the retail banking activities in developing markets, as well as EUR 37 million in additional compliance costs and EUR 9 million for redundancy and outsourcing at Ops&IT.
All three outsourcing agreements signed in the fourth quarter of 2006 have now been implemented, resulting in a transfer of 1,370 ING employees to the suppliers, of which 710 in the second quarter. Out of EUR 120 million in expected costs for the total project, an amount of EUR 105 million has been booked since 2005. The IT outsourcing and streamlining projects announced in 2005 are expected to generate cost savings which will gradually increase to approximately EUR 230 million in 2008, of which an annualised EUR 190 million has been achieved so far.
The underlying cost/income ratio of the banking operations was 63.1%, up from 62.7% in the second quarter of 2006, but slightly improved from 63.2% in the first quarter this year. The number of staff declined to 64,769 from 65,326 at the end of June 2006 as growth at ING Direct and ING Real Estate was offset by the impact of divestments and the outsourcing initiatives.
The banking businesses continued to benefit from a benign credit environment, though net risk costs began to increase as releases of past provisions diminish. ING added EUR 25 million to loan loss provisions in the second quarter compared with a net release of EUR 15 million in the same period last year. Wholesale Banking reported a smaller net release of EUR 14 million, compared with EUR 74 million in the second quarter of 2006, while Retail Banking and ING Direct added EUR 26 million and EUR 13 million to provisions respectively. On balance, the addition to the provision for loan losses amounted to 3 basis points of average credit-risk-weighted assets in the second quarter, well below the normalised level of 25-30 basis points. There is still no sign of deterioration in the quality of the credit portfolio, and risk costs are expected to remain below these historical norms for 2007, although a gradual return to normalised levels is expected over the coming years.
RAROC
Continued pricing discipline and an emphasis on capital efficiency led to a further improvement in returns at ING’s banking businesses. The underlying risk-adjusted return on capital (RAROC) after tax increased to 24.8% from 22.0% in the first half of 2006. Economic capital was reduced to EUR 14.5 billion from EUR 15.3 billion, due to improvements in the RAROC methodology.
ING has been improving its methodology for calculating economic capital to reflect the latest insights into risk measurement, implementation of Basel II guidelines and use of Basel ll-compliant model outputs. The overall impact on RAROC is limited, however there are shifts between areas due to the reflection of industry and country concentration and the inclusion of maturity effects for credit risk, plus changes in market risk diversification approach and operational risk. In the RAROC calculations, the actual credit-risk provisioning is replaced by expected losses reflecting average credit losses over the entire economic cycle.

WHOLESALE BANKING
Wholesale Banking: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Interest result	642	599	7.2%	593	8.3%	1,235	1,274	-3.1%
Commission income	361	327	10.4%	351	2.9%	712	652	9.2%
Investment income	230	135	70.4%	247	-6.9%	477	227	110.1%
Other income	290	404	-28.2%	389	-25.5%	679	786	-13.6%

Total underlying income	1,522	1,465	3.9%	1,580	-3.7%	3,102	2,939	5.5%

Operating expenses	869	822	5.7%	884	-1.7%	1,753	1,619	8.3%
Gross result	653	643	1.6%	696	-6.2%	1,349	1,320	2.2%
Addition to loan loss provision	-14	-74		-41		-55	-132

Underlying profit before tax	668	717	-6.8%	737	-9.4%	1,404	1,452	-3.3%

KEY FIGURES
Underlying cost/income ratio	57.1%	56.1%		56.0%		56.5%	55.1%
Risk costs in bp of average CRWA	-4	-16		-10		-7	-16
Risk-weighted assets (end of period)	176,856	170,809	3.5%	163,138	8.4%	176,856	170,809	3.5%
Underlying RAROC before tax[1]	27.5%	27.6%		27.7%		27.5%	27.6%
Underlying RAROC after tax[1]	25.9%	22.4%		24.6%		25.9%	22.4%
Economic capital (average over period)[1]	7,684	7,989	-3.8%	7,734	-0.6%	7,684	7,989	-3.8%
Staff (FTEs end of period)	19,835	20,405	-2.8%	19,899	-0.3%	19,835	20,405	-2.8%

1 Year to date
Key Performance Indicators
•	Returns increase further with RAROC of 25.9%

•	Volume growth helps offset margin compression

•	ING Real Estate portfolio reaches EUR 100.6 billion
Wholesale Banking continued to benefit from strong growth at ING Real Estate, as well as volume growth in Payments & Cash Management (PCM) and Leasing, which helped offset margin compression. ING Real Estate continued to show solid growth in assets, driven by continued demand for real estate funds among institutional investors. The total portfolio increased by EUR 6.2 billion in the second quarter, surpassing the EUR 100 billion mark. Margin pressure in General Lending continued, especially in the mid-corporate segment, while margins in the corporate client segment showed signs of bottoming out. Leasing & Factoring showed solid volume growth, particularly in Romania and Poland, which helped compensate for margin pressure.
Structured Finance continued to experience strong demand in most product areas in the second quarter. The short-term outlook for Leveraged Finance has turned somewhat less favourable in the third quarter due to disruption in the institutional lending market, however ING had already tightened its underwriting policies earlier this year in anticipation of a potential downturn in that market. Final takes are reduced through syndication and are subject to rigorous credit analysis. Today, the underwriting pipeline is EUR 2.3 billion and comprises 14 transactions. The hold book is EUR 5.3 billion spread over 210 deals. Holdings in mezzanine and payment-in-kind tranches are negligible, as are the exposures to so-called covenant-light transactions.
WHOLESALE BANKING
Underlying profit before tax (EUR million)
Earnings Analysis: Second Quarter
Underlying profit before tax of Wholesale Banking declined 6.8% to EUR 668 million, reflecting a smaller net release from the provision for loan losses. The release narrowed to EUR 14 million in the second quarter from EUR 74 million in the second quarter last year as releases of old provisions begin to diminish. That had a negative impact on profit growth, particularly in General Lending.
The profit development was obscured by the asymmetrical tax treatment embedded in the equity derivative trading activities and their related cash equity hedges. Corrected for that impact, total income for Wholesale Banking increased 9.9%, the gross result rose 15.2% and underlying profit before tax was up 5.2%. Results from Financial Markets increased 8.2% to EUR 172 million on the same basis.
Profit before tax at ING Real Estate rose 50.4% to EUR 194 million, driven by growth of the portfolio to EUR 100.6 billion. Leasing & Factoring profit rose 20.8% to EUR 64 million, driven by continued volume growth. Structured Finance profit was up 5.7% to EUR 129 million, while results from General Lending and Payments & Cash Management declined 48.0% to EUR 105 million, reflecting lower releases of loan loss provisions. Profit from the Other Wholesale Banking products jumped to EUR 75 million from EUR 43 million, supported by capital gains.

Wholesale Banking: Breakdown by product line

	GL&PCM		Structured Fin.		Lease & factoring		Financial Markets		Real Estate		Other
In EUR million	2Q07	2Q06	2Q07	2Q06	2Q07	2Q06	2Q07	2Q06	2Q07	2Q06	2Q07	2Q06

Total underlying income	377	427	199	187	143	128	282	332	314	233	207	158
Underlying operating expenses	275	286	91	73	72	68	180	164	121	109	130	122
Gross result	102	141	108	114	72	60	103	168	193	124	77	36
Addition to loan loss provision	-3	-61	-21	-8	8	7	0	0	-1	-5	2	-7

Underlying profit before tax	105	202	129	122	64	53	102	168	194	129	75	43

Underlying cost/income ratio	73.0%	67.0%	45.8%	39.0%	50.0%	53.1%	63.7%	49.4%	38.5%	46.8%	62.9%	77.2%
Risk costs in bp of average CRWA	-2	-29	-31	-10	18	20	1	-0	-1	-8	50	-118
Risk-weighted assets (in EUR bln)	65.4	75.8	29.4	30.1	18.6	15.5	27.4	20.6	34.6	25.9	1.5	3.0
Underlying RAROC before tax[1]	10.9%	10.5%	46.1%	46.2%	30.5%	32.5%	26.1%	36.0%	52.0%	42.1%	9.7%	12.8%
Economic capital (avg over period)[1]	2,364	2,777	865	910	597	564	2,291	2,205	1,237	1,102	330	431

1 Year to date
Income
Underlying income from Wholesale Banking rose 3.9% to EUR 1,522 million, and increased 9.9% when corrected for the tax asymmetry. Growth was driven by ING Real Estate, Leasing & Factoring and Structured Finance as well as higher capital gains. Income in General Lending & PCM declined 11.7% due to margin pressure and a reclassification of the SME portfolio in Poland to Retail Banking. Financial Markets income was up 9.0% when corrected for the tax asymmetry.
The total interest result of Wholesale Banking rose 7.2%, in spite of continued margin pressure, driven by higher interest income from Financial Markets. Other income declined 28.2%, due in part to difficult trading conditions especially in April. Investment income rose 70.4% driven by higher results from ING Real Estate’s investment portfolio as well as capital gains. Commission income increased 10.4% supported by strong growth of assets under management at ING Real Estate Investment Management.
Expenses
Underlying operating expenses declined 1.7% from the first quarter but were up 5.7% from the second quarter last year. Of that EUR 47 million increase, EUR 12 million was due to growth at ING Real Estate, EUR 20 million from higher compliance-related costs, and the remainder was driven by investments in Structured Finance, Financial Markets and Leasing as well as in Payments & Cash Management to prepare for the Single European Payment Area (SEPA). The cost/income ratio increased to 57.1% from 56.1% in the second quarter last year, but improved from 58.6% in full-year 2006.
Wholesale Banking continued to book net releases from provisions for loan losses as recoveries continued, however releases narrowed to EUR 14 million from EUR 74 million in the second quarter last year and EUR 41 million in the first quarter of 2007. The net release was an annualised 4 basis points of average credit-risk-weighted assets compared with a release of 16 basis points in the second quarter last year.
RAROC
Returns continued to improve with the underlying RAROC after tax at 25.9%, up from 22.4% in the first half last year, driven by a lower effective tax rate and strong results at ING Real Estate. Economic capital declined 3.8% to EUR 7,684 million, mainly due to the refinements in methodology from 2007.
Focus: ING Real Estate

In EUR million	2Q2007	2Q2006	Change

Underlying profit before tax	194	129	50.4%
- of which Investment Management	45	32	40.6%
- of which Investment Portfolio	69	37	86.5%
- of which Finance	57	57	0.0%
- of which Development	22	3	633.3%

Real Estate portfolio (in EUR bln)[1]	100.6	94.4	6.6%
- of which Investment Management[1]	72.4	69.2	4.6%
- of which Finance[1]	25.9	23.1	12.1%
- of which Development[1]	2.3	2.1	9.5%

1 30 June 2007 compared with 31 March 2007.
ING Real Estate continued to benefit from strong demand for property funds among institutional investors and growth of the portfolio, which reached EUR 100.6 billion at the end of June. Underlying profit before tax rose 50.4% to EUR 194 million, driven by a 40.6% increase in profit from the Investment Management business. Profit from the Investment Portfolio almost doubled due to fair value changes on real estate in Australia, Asia and the U.S.
Real Estate Finance earnings remained stable at EUR 57 million as margin pressure was successfully offset by strong growth of the portfolio in the Netherlands as well as abroad. The international diversification of the lending portfolio of Real Estate Finance continued, with 44% of the portfolio now coming from outside the Netherlands. Profit before tax from Development increased to EUR 22 million from EUR 3 million due to higher sales of completed projects. The pretax RAROC of ING Real Estate increased further to 52.0% from 42.1% as higher returns more than offset a EUR 135 million increase in economic capital.

RETAIL BANKING
Retail Banking: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Interest result	1,175	1,163	1.0%	1,145	2.6%	2,320	2,323	-0.1%
Commission income	349	303	15.2%	372	-6.2%	721	649	11.1%
Investment income	3	1	200.0%	34	-91.2%	38	13	192.3%
Other income	77	36	113.9%	75	2.7%	152	85	78.8%

Total underlying income	1,604	1,503	6.7%	1,627	-1.4%	3,231	3,070	5.2%

Operating expenses	1,023	996	2.7%	1,060	-3.5%	2,083	1,973	5.6%
Gross result	580	507	14.4%	567	2.3%	1,147	1,097	4.6%
Addition to loan loss provision	26	53	-50.9%	28	-7.1%	54	75	-28.0%

Underlying profit before tax	555	454	22.2%	539	3.0%	1,094	1,022	7.0%

KEY FIGURES
Underlying cost/income ratio	63.8%	66.3%		65.1%		64.5%	64.3%
Risk costs in bp of average CRWA	10	22		11		10	15
Risk-weighted assets (end of period)	110,436	98,176	12.5%	103,367	6.8%	110,436	98,176	12.5%
Underlying RAROC before tax[1]	54.9%	47.7%		51.1%		54.9%	47.7%
Underlying RAROC after tax[1]	42.8%	34.2%		40.5%		42.8%	34.2%
Economic capital (average over period)[1]	3,700	4,045	-8.5%	3,897	-5.1%	3,700	4,045	-8.5%
Staff (FTEs end of period)	36,858	37,329	-1.3%	37,045	-0.5%	36,858	37,329	-1.3%

1 Year to date
Key Performance Indicators
•	Income up 6.7% despite interest rate environment

•	Cost/income ratio improves to 63.8% from 66.3%

•	Returns remain high with after-tax RAROC of 42.8%
Volume growth in current accounts and mortgages continued to help offset the impact of flat yield curves at ING’s Retail Banking activities. Spreads in the Netherlands remained relatively stable despite the challenging interest rate environment and strong competition. In Belgium, margins came under pressure due to increased client rates and a shift from savings to term deposits.
Growth was driven by ING’s retail banking activities in the fast-growing markets of Poland, Romania, India and the private banking activities in Asia. In Poland, ING Bank Slaski showed robust growth in the second quarter, with mortgage volumes up 17% and current accounts up 7% as the company expands its branch network to increase its client base. About 80 new branches are expected to open this year, and 45,000 new retail customers were added in the first half.
RETAIL BANKING
Underlying profit before tax (EUR million)
ING is continuing its strategy to expand its retail banking franchise eastward into the largest fast-growing markets in the region. The roll-out of its retail bank in Romania is progressing, with 9 new outlets opened in the second quarter, bringing the total to 123. In June ING reached an agreement to buy Oyak Bank in Turkey, gaining a solid platform from which to expand in that attractive and fast-growing market. Next year ING will start a retail bank in Ukraine following the successful pilot of the business model in Romania.
Progress is continuing on the project to combine ING Bank and Postbank in the Netherlands. The management structure of the new bank has been determined pending Works Council approval. The project organisation is in place with more than 35 dedicated teams up and running. Of the EUR 890 million in pretax investments expected over five years, EUR 252 million was taken in the second quarter and about EUR 50 million is expected in the second half of 2007. These expenses are excluded from the underlying results.
Earnings Analysis: Second Quarter
Retail Banking posted solid earnings growth despite the challenging interest rate environment, as volume growth helped offset pressure from flat yield curves. Underlying profit before tax rose 22.2% from the second quarter last year, when results were impacted by a litigation provision and a catch-up of risk costs. Underlying income increased 6.7%, outpacing a 2.7% increase in operating expenses. Adjusted for the transfer of a mortgage portfolio from ING’s insurance business to banking in the Netherlands, total income increased 6.2% and profit rose 20.7%.
Profit in the Netherlands rose 11.4%, or 9.4% correcting for the transfer of the mortgage portfolio, driven by volume growth in all product groups. Mortgages increased by EUR 1.5 billion excluding the transfer from insurance. Total average retail

Retail Banking: Geographical Breakdown

	Total		Netherlands		Belgium		Poland		Rest of World
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Total underlying income	1,604	1,503	1,028	970	375	388	97	62	104	83
Operating expenses	1,023	996	596	576	271	266	69	49	88	105
Gross result	580	507	431	394	105	122	28	13	16	-22
Addition to loan loss provision	26	53	30	33	-1	13	-6	0	4	7

Underlying profit before tax	555	454	402	361	106	109	34	13	13	-29

Underlying cost/income ratio	63.8%	66.3%	58.0%	59.4%	72.1%	68.6%	71.2%	79.0%	84.2%	126.5%
Risk costs in bp of average CRWA	10	22	15	19	-3	28	-197	3	19	34
Risk-weighted assets (in EUR bln)	110.4	98.2	79.5	71.5	21.2	19.1	1.4	0.7	8.3	6.9
Underlying RAROC before tax[1]	54.9%	47.7%	74.1%	69.8%	66.5%	67.4%	83.1%	20.0%	6.9%	-4.4%
Economic capital (avg over period)[1]	3,700	4,045	2,009	2,105	567	719	116	131	1,008	1,090

1 Year to date
balances rose 8% while spreads remained stable. That boosted income by 6.0%, while expenses rose 3.5% and risk costs declined.
In Belgium profit declined 2.8% as growth of 13% in retail balances was offset by a lower interest margin after client rates on savings were increased in mid-2006 and customers shifted from savings to term deposits where margins are lower. Client rates on savings were increased again by 25 basis points in July.
Profit in Poland jumped to EUR 34 million from EUR 13 million driven by strong volume growth in all products particularly savings, current accounts and mutual funds. In the Rest of World, the retail banking activities turned to a profit from a loss in the second quarter last year, due to higher results from Private Banking, notably in Asia, while the second quarter of 2006 included a litigation provision.
Income
Total underlying income rose 6.7% to EUR 1,604 million reflecting the growth of business volumes. The interest result increased slightly by 1.0% as volume growth in almost all products offset the impact of lower interest margins and a flat yield curve, as well as lower income from prepayment penalties on mortgages. Commission income rose 15.2%, mainly due to higher management fees, securities broking commissions and payment fees.
Expenses
Total underlying operating expenses rose 2.7% inflated by allocation refinements while the second quarter in 2006 was burdened by a litigation provision. Expenses in the Benelux increased just 2.9%. Outside the Benelux expenses were up 16.4%, driven by investments to grow the businesses in Poland, India, Romania and the Private Banking activities in Asia. The cost/income ratio improved to 63.8% from 66.3% in the second quarter of 2006.
The addition to the provision for loan losses declined to EUR 26 million from EUR 53 million in the second quarter of 2006, when risk costs included an extra EUR 28 million due to a revision of parameters for provisions on non-performing loans in the Netherlands and Belgium. The addition equalled an annualised 10 basis points of average credit-risk-weighted assets down from 22 basis points.
RAROC
Continued pricing discipline helped sustain high returns, with a total risk-adjusted return on capital after tax of 42.8%, up from 34.2% in the first half of 2006. The pretax RAROCs in the Netherlands and Belgium remained strong, while Poland improved significantly to 83.1 % from 20.0% on higher returns and a positive impact from refinements to the economic capital models. Total economic capital for Retail Banking declined 8.5% to EUR 3.7 billion, despite the substantial growth of the business, due in part by the new economic capital methodology.
Focus: Private Banking

In EUR million	2Q2007	2Q2006	Change

Total underlying income	177	160	10.6%
Operating expenses	109	101	7.9%
Gross result	68	59	15.3%
Addition to loan loss provision	1	0

Underlying profit before tax	67	59	13.6%

- of which Netherlands	14	18	-22.2%
- of which Belgium[1]	31	31	0.0%
- of which Rest of World	22	10	120.0%

Cost/income ratio	61.4%	63.1%
Assets under Admin. (EUR bln)[2]	66.1	63.3	4.4%

1 Including Luxembourg & Switzerland
2 30 June compared with 31 March 2007
Private Banking posted a 13.6% increase in underlying profit before tax to EUR 67 million, which is included in the results of the Netherlands, Belgium and Other Retail Banking. The increase was driven by strong growth in assets under management, particularly in Asia. Total assets under administration for Private Banking clients increased by EUR 2.8 billion in the second quarter to EUR 66.1 billion, supported by a net inflow of EUR 1.3 billion and favourable equity markets. The cost/income ratio improved to 61.4% from 63.1 % in the same quarter last year.

ING DIRECT
ING Direct: Profit & Loss Account

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Interest result	483	529	-8.7%	480	0.6%	963	1,062	-9.3%
Commission income	23	19	21.1%	27	-14.8%	49	39	25.6%
Investment income	36	14	157.1%	38	-5.3%	74	26	184.6%
Other income	30	5	500.0%	16	87.5%	45	8	462.5%

Total underlying income	571	567	0.7%	561	1.8%	1,131	1,135	-0.4%

Operating expenses	386	371	4.0%	383	0.8%	769	768	0.1%
Gross result	185	196	-5.6%	178	3.9%	362	367	-1.4%
Addition to loan loss provision	13	6	116.7%	12	8.3%	26	22	18.2%

Underlying profit before tax	171	190	-10.0%	165	3.6%	336	345	-2.6%

KEY FIGURES
Interest margin	0.75%	0.90%		0.76%		0.76%	0.92%
Cost/income ratio	67.6%	65.4%		68.4%		68.0%	67.7%
Risk costs in bp of average CRWA	7	4		7		7	6
Risk-weighted assets (end of period)	75,201	82,419	-8.8%	72,082	4.3%	75,201	82,419	-8.8%
Underlying RAROC before tax[1]	21.5%	20.0%		20.5%		21.5%	20.0%
Underlying RAROC after tax[1]	16.7%	11.7%		14.4%		16.7%	11.7%
Economic capital (average over period)[1]	2,837	3,106	-8.7%	2,919	-2.8%	2,837	3,106	-8.7%
Staff (FTEs end of period)	8,076	7,592	6.4%	7,823	3.2%	8,076	7,592	6.4%

[1]	Year to date
Key Performance Indicators
•	Record mortgage production of EUR 7.0 billion excl. FX

•	Client retail balances surpass EUR 300 billion mark

•	Further investments in growth expected in second half
ING Direct results remained solid in the second quarter while it continued to make substantial investments to build the business by rolling out new products. Further investments of EUR 65 million are expected in the second half to accelerate commercial growth going forward as the company strives to become the world’s most preferred consumer bank.
The new payment accounts in the U.S. and Spain continued to gain popularity while supporting the cross-sell of other products, and preparations are underway to introduce payment accounts in four new countries next year. Mortgage production reached a new record in the second quarter, with EUR 7.0 billion excluding currency effects, and additional investments in mortgage growth is expected to bring the portfolio to 50% of funds entrusted, from 42% today, by 2009. That enhances the long-term profitability of the business because own-originated mortgages provide a higher spread than investments in asset-backed securities. Regulatory approval for the launch of ING Direct Japan is pending and the company is expected to launch later this year.
ING DIRECT
Underlying profit before tax (EUR million)
The challenging interest rate environment continued with flat or inverted yield curves in most currency zones, and interest rates continued to rise. Additional central bank rate increases have taken place since the end of the second quarter in Canada and the U.K.
Earnings Analysis: Second Quarter
ING Direct sustained strong earnings in the second quarter, despite the challenging interest rate environment. Underlying profit before tax was EUR 171 million, up 3.6% from the first quarter, and down 10.0% from the second quarter last year.
Income
Total underlying income increased 0.7% to EUR 571 million, as a lower interest result was more than offset by further growth of off-balance sheet funds as well as higher realised gains on bonds. The interest margin declined to 0.75% from 0.90% in the second quarter of 2006 but was down just 1 basis point from the first quarter.
Expenses
Total operating expenses rose 4.0% and the operational cost base increased 10.4%, mainly due to investments in new products and EUR 5 million from the build-up of the Japan operation. The operational cost base (excluding marketing expenses) was 0.35% of total client retail balances in the second quarter compared with 0.36% in the same quarter last year, while the cost/income ratio increased to 67.6% from 65.4%. The number of full-time staff rose to 8,076 from 7,592 a year earlier.

TOTAL RETAIL BALANCES
(EUR bln, end of period)
The addition to the provision for loan losses rose to EUR 13 million from EUR 6 million in the second quarter of 2006, which included a release of risk costs in the U.S. There was no sign of a deterioration in the quality of the loan portfolio.
RAROC
The after-tax risk-adjusted return on capital of ING Direct improved to 16.7% from 11.7% in the first half of 2006, partly due to lower tax charges. The pretax RAROC improved to 21.5% from 20.0%, supported by an 8.7% decline in average economic capital to EUR 2.8 billion, due to improvements in RAROC methodology.
Client Retail Balances
Total client retail balances, including funds entrusted, off-balance sheet funds, residential mortgages and consumer loans, increased to EUR 302.0 billion, up from EUR 290.5 billion at the end of March. ING Direct added 494,000 new customers in the second quarter, bringing the total to 18.7 million.
A record EUR 8.2 billion in own-originated mortgages was added in the second quarter, or EUR 7.0 billion excluding currency effects, taking the total mortgage portfolio to EUR 82.8 billion at the end of June.
Total off-balance sheet funds, which are mainly mutual funds and brokerage accounts, rose by EUR 1.1 billion in the second quarter to EUR 17.2 billion. Excluding currency effects, total funds entrusted increased by EUR 1.0 billion to EUR 199.2 billion as net outflows in the U.K. and Australia were offset by growth in most other countries.
ING Direct: Geographical Breakdown

	Underlying profit before tax		Number of Clients		Funds Entrusted		Residential Mortgages
	(in EUR million)		(x 1.000)		(in EUR billion)		(in EUR billion)
	2Q2007	2Q2006	30 June 07	31 March 07	30 June 07	31 March 07	30 June 07	31 March 07

Canada	6	18	1,563	1,529	13.7	12.5	11.7	9.9
Spain	17	16	1,536	1,501	13.1	13.0	5.7	5.3
Australia	26	22	1,477	1,456	11.1	11.3	17.7	16.2
France	14	11	679	663	13.2	13.1	0.0	0.0
United States	8	33	5,203	4,949	40.3	39.1	15.6	13.8
Italy	12	9	862	829	14.4	14.5	2.4	2.0
Germany	100	78	5,907	5,834	59.2	58.1	28.1	26.6
Austria	-1	-5	355	349	3.9	3.9	0.0	0.0
United Kingdom	-6	8	1,130	1,108	30.2	31.5	1.6	0.9
Japan	-5

Total	171	190	18,712	18,218	199.2	197.0	82.8	74.6

Geographical Breakdown
Higher results were posted in all euro-zone countries as well as Australia. Underlying profit before tax in Germany rose to EUR 100 million from EUR 78 million, driven by growth in mortgages and off-balance sheet funds.
In Australia profit rose EUR 4 million, although funds entrusted decreased by AUD 1.0 billion as temporary tax incentives diverted savings into superannuation pension products.
Profit in the U.S. declined to EUR 8 million from EUR 33 million due entirely to investments to expand the geographical footprint and grow the mortgage portfolio. Strong growth continued with 254,000 new customers added in the second quarter, while funds entrusted rose by USD 2.4 billion and residential mortgages by USD 2.8 billion.
Profit before tax from Canada declined to EUR 6 million as a result of increasing client rates and lower capital gains. Growth continued in both funds entrusted and residential mortgages.
The U.K. reported a loss of EUR 6 million compared with a profit of EUR 8 million in the second quarter of 2006 due to margin pressure and investments in mortgage growth. Outflows of funds entrusted slowed in the second quarter from the first, totalling GBP 1.1 billion, and customer numbers continued to increase. Client rates on savings were raised by 25 basis points in June 2007 in response to market rate increases. A further increase by the Bank of England in July was not followed. Residential mortgages, which were introduced in October 2006, continued to show solid growth and the portfolio passed the GBP 1 billion mark at the end of June 2007.

ASSETS UNDER MANAGEMENT
Asset under Management distributed per Business Line

	Total		AUM by Business Line, 30 June 2007
	30 June	31 March	Insurance	Insurance	Insurance	Wholesale	Retail	ING
In EUR billion	2007	2007	Europe	Americas	Asia/Pacfic	Banking	Banking	Direct

Third-party AUM
- for Insurance policyholders	135.2	129.3	34.9	71.0	29.3	0.0	0.0	0.0
- for institutional clients	141.4	128.2	39.9	25.5	13.7	59.9	2.3	0.0
- for retail clients	107.9	103.3	11.0	37.6	25.4	0.1	25.6	8.2
- for private banking clients	66.1	63.3	0.0	0.0	0.0	0.0	66.1	0.0

Total third-party AUM	450.6	424.0	85.9	134.2	68.4	60.0	94.0	8.2

Proprietary assets	186.1	195.3	77.2	75.0	27.5	6.4	0.0	0.0

Total assets under management	636.7	619.4	163.1	209.2	95.9	66.4	94.0	8.2

Net inflow (in quarter)	10.4	14.0	1.0	0.6	4.5	2.4	1.8	0.1

•	AUM up EUR 17.3 billion to EUR 636.7 billion

•	Third-party AUM up 6.3% to EUR 450.6 billion

•	Net inflow reaches EUR 10.4 billion in 2Q
Assets under Management
Assets under management increased by EUR 17.3 billion, or 2.8% in the second quarter of 2007 to reach EUR 636.7 billion at the end of June. Growth was driven mainly by a solid net inflow of EUR 10.4 billion. Higher equity markets and interest rates had a combined positive impact of EUR 10.0 billion. Exchange rates had a negative impact of EUR 2.7 billion, mainly due to the weaker U.S. dollar. Divestments and acquisitions had a net negative impact of EUR 0.4 billion.
Inflow
The net inflow of EUR 10.4 billion was led by Insurance Asia/Pacific, which accounted for EUR 4.5 billion, driven by substantial sales in Japan, China and Australia. At Wholesale Banking the net inflow of EUR 2.4 billion was supported by ongoing demand for property investment funds at ING Real Estate. ING Private Banking contributed EUR 1.3 billion to the net inflow, reported under Retail Banking.
Assets under Management by Manager
The asset management business units manage EUR 546.3 billion of assets, of which EUR 186.1 billion is proprietary assets of ING
ASSETS UNDER MANAGEMENT
(EUR bln, end of period)
MOVEMENT IN AUM
(EUR bln)
Assets under Management by Manager

	Total		Third-party Assets		Proprietary Assets
In EUR billion	30 June 2007	31 March 2007	30 June 2007	31 March 2007	30 June 2007	31 March 2007

ING Investment Management Europe	161.8	156.6	102.0	95.9	59.8	60.7
ING Investment Management Americas	150.7	148.1	77.0	73.9	73.7	74.2
ING Investment Management Asia/Pacific	78.0	73.4	51.3	47.3	26.7	26.0

ING Investment Management	390.5	378.1	230.4	217.2	160.1	160.9

ING Real Estate	74.7	71.3	61.5	59.2	13.2	12.1
ING Private Banking	56.5	54.7	56.5	54.7	0.0	0.0
Other	24.7	33.3	11.8	10.9	12.8	22.4

Assets managed internally	546.3	537.3	360.3	342.0	186.1	195.3

Funds managed externally	90.4	82.0	90.4	82.0	0.0	0.0

Total assets under management	636.7	619.4	450.6	424.0	186.1	195.3

Group and EUR 360.3 billion is third-party assets. In addition, ING’s business lines have distributed EUR 90.4 billion of funds managed by external fund managers, illustrating the strength of ING’s distribution channels.
ING Investment Management
ING Investment Management oversees both third-party assets and proprietary assets of ING Group. Total assets managed by ING IM amounted to EUR 390.5 billion. The total third-party assets at ING IM increased 6.1% in the second quarter to EUR 230.4 billion driven by a solid net inflow of EUR 4.0 billion.
ING IM 3RD-PARTY AUM
(EUR bln end of period)
AtlNGIM Europe, third-party assets under management increased by EUR 6.1 billion to EUR 102.0 billion. The acquisition of AZL was completed, expanding ING’s pension fund management activities, including board advisory and actuarial services as well as pension administration and fiduciary management. Money market products attracted inflows of EUR 1.1 billion from third-party clients, especially in Belgium. The Emerging Market Debt strategy, which is distributed globally, generated EUR 0.8 billion net inflows in the second quarter. The new internet-based defined contribution platform “Mijn Pensioen” successfully sourced EUR 0.2 billion from a Dutch pension fund. During the second quarter a Multi-Asset team was set up to build on investment opportunities across asset classes. The recently launched Target Return Bond product surpassed the EUR 0.5 billion milestone.
ING IM Americas achieved a EUR 3.1 billion increase in third-party assets under management to EUR 77.0 billion. Strong sales of Structured Assets and Alternative products totalled EUR 1.1 billion including Senior Bank Loan, Closed End Fund and Collateralized Loan Obligations (CLOs). The U.S. Senior Bank Loan portfolio launched in the Luxembourg Sicav offshore range continued to generate exceptional net inflows in Europe and contributed EUR 0.5 billion during the quarter and EUR 1.2 billion year to date.
At ING IM Asia/Pacific third-party assets increased substantially by EUR 4.0 billion to EUR 51.3 billion. The China Merchant Core Value Fund contributed a net inflow of EUR 1.1 billion and the CMF Growth Fund mandate had a net inflow of EUR 0.3 billion. In Japan assets grew as a result of sales of SPVA products at ING Life.
At the end of the second quarter 2007 ING IM delivered a sound performance with 83% of mutual funds assets outperforming their benchmark and 66% outperforming their peer median on a 3-year basis.
ING Real Estate
Assets under management at ING Real Estate increased 4.8% to EUR 74.7 billion driven by continued growth of the investment management business. The total portfolio, including the finance business, surpassed EUR 100 billion, growing 7.7% to EUR 100.6 billion.
The investment management business continued to grow steadily with assets under management increasing to EUR 72.4 billion, up 4.6% from the first quarter. This growth was driven by ongoing inflow into existing funds, as well as successful capital raising for new funds with value-added and opportunistic investment strategies and new acquisitions.
The Development portfolio increased to EUR 2.3 billion, up 9.5% compared to the first quarter as new project acquisitions pick up.
ING REAL ESTATE PORTFOLIO
(EUR bln end of period)
ING Private Banking
ING Private Banking administers EUR 66.1 billion of assets for its clients of which EUR 5.5 billion was invested in investment funds from ING and EUR 4.8 billion in externally managed funds. Total administered assets increased by EUR 2.8 billion in the second quarter driven by a net inflow of EUR 1.3 billion and favourable equity markets which added EUR 1.5 billion. Net inflow was mainly raised in Asia (EUR 0.8 billion) and Belgium (EUR 0.5 billion). At the end of the second quarter the assets were geographically spread as follows; the Netherlands (EUR 18.5 billion), Belgium (EUR 15.2 billion), Asia (EUR 12.2 billion), Switzerland (EUR 11.7 billion) and Luxembourg (EUR 8.3 billion).

CAPITAL MANAGEMENT
Capital Base: ING Group

In EUR million	30 June 07	31 March 07

Shareholders’ equity (in parent)	38,166	40,117
+ Group hybrid capital	8,245	7,555
+ Group leverage (core debt)	4,788	4,162

Total capitalisation (Bank + Insurance)	51,199	51,834

- Revaluation reserves fixed income & other	-183	2,822
- Group leverage (core debt) (d)	4,788	4,162

Adjusted equity (e)	46,594	44,851

Debt/equity ratio (d/(d+e))	9.32%	8.49%

•	All capital ratios remain well within target levels

•	Successful execution of funding strategy in 2Q

•	Impact of share buyback partially offset by warrants
ING’s Capital Base
Shareholders’ equity decreased from EUR 40.1 billion to EUR 38.2 billion in the second quarter, primarily due to a decline in unrealised revaluations of debt securities and the cash dividend pay-out to ING shareholders in April. That was partially offset by the net profit of EUR 2.6 billion in the second quarter and an increase in unrealised revaluations from shares. The decrease of the revaluation on debt securities was caused by movements of interest rates. However, that does not affect the capital ratios, as it is reversed out of adjusted equity in accordance with the prudential filter applied by the Dutch central bank.
Capital Market Transactions
ING conducted a number of capital markets transactions in the second quarter as the company continues to optimise the capital structure and reduce the cost of capital. ING Group issued EUR 1.75 billion in 10-year senior bonds in the euro institutional market in May and USD 1.0 billion in hybrid Tier-1 capital in the U.S. retail market in June. It was the first time since September 2005 that ING targeted the U.S. retail market, and the transaction size was increased to USD 1.045 billion after the greenshoe option was exercised in July. ING Bank issued USD 2 billion floating-rate lower Tier-2 capital in the Eurodollar market in June.
In June ING started its EUR 5.0 billion share buyback programme, which is expected to run until June 2008. In the second quarter 13.4% of the programme was executed as 20,431,500 shares were bought back at an average price of EUR 32.85. The impact was partially offset by the exercise of 6,857,042 warrants B, leading to the issue of 13,714,084 shares at a price of EUR 24.96. A total of 10,184,711 warrants B remain outstanding which are expected to be exercised during the second half because the warrants expire on 5 January 2008.
Capital Ratios: ING Insurance

In EUR million	30 June 07	31 March 07

Adjusted equity (e)	30,731	29,362
Core debt (d)	3,809	5,395

Debt/equity ratio (d/(d+e))	11.03%	15.52%

Available regulatory capital (a)	27,351	26,007
E.U. required regulatory capital (b)	9,203	9,379

Capital coverage ratio (a/b)	297%	277%

Buffer for equities & real estate (c)	7,092	7,718

Internal capital coverage ratio (a/b+c)	168%	152%

ADJUSTED EQUITY
(EUR bln end of period)
As part of ING’s periodic rebalancing of the delta hedge portfolio for employee options, ING Group sold 3,960,000 (depositary receipts for) ordinary shares from the portfolio. The shares were sold on the open market between 22 and 24 May at an average price of EUR 33.12 per share.
Capital Ratios
The leverage position of ING Group remained well within target as the Group’s debt/equity ratio increased from 8.49% to 9.32% (limit: < 10%). The increase was largely due to the dividend pay-out and the share buyback which influenced both the adjusted equity as well as the core debt. The leverage ratio for Insurance improved from 15.52% to 11.03% due to a reduction in core debt as dividends were upstreamed from the insurance subsidiaries, including an additional dividend from Life Insurance Netherlands, of which EUR 0.6 billion was upstreamed to ING Group. The E.U. capital coverage ratio of ING Insurance increased further to 297% from 277%. The Tier-1 ratio of the Bank declined from 7.66% to 7.55% mainly as result of growth in risk-weighted assets of EUR 23 billion, driven by all three banking business lines. Tier-1 capital increased as the net profit of EUR 0.9 billion was only partly offset by a EUR 0.5 billion dividend payment to ING Group.
Credit Ratings
Standard & Poor’s maintains a stable outlook on the ratings of ING Group (AA-), ING Insurance (AA-) and ING Bank (AA). Moody’s also maintains a stable outlook for ING Group (Aa2), ING Insurance (Aa3) and ING Bank (Aa1). Fitch affirmed all of ING’s ratings in July.
Capital Ratios: ING Bank

In EUR million	30 June 07	31 March 07

Core Tier-1	20,506	19,862
Hybrid Tier-1	6,397	5,688

Total Tier-1 capital	26,903	25,551

Other capital	12,390	11,146

BIS Capital	39,294	36,696

Risk-weighted assets	356,414	333,722
Tier-1 ratio	7.55%	7.66%

BIS ratio	11.02%	11.00%

APPENDIX 1: KEY FIGURES
ING Group: Key Figures

	Year to Date		Annual Figures
In EUR million	1H2007	1H2006	FY2006	FY2005	FY2004	FY2003[1]	FY2002[1]

Income
Insurance operations	30,357	31,040	59,642	57,403	55,602	53,223	59,729
Banking operations	7,429	7,264	14,195	13,848	12,678	11,680	11,201

Total income[2]	37,676	38,207	73,621	71,120	68,159	64,736	70,913

Operating expenses Insurance operations	2,746	2,626	5,275	5,195	4,746	4,897	5,203
Banking operations	4,944	4,474	9,087	8,844	8,795	8,184	8,298

Total operating expenses	7,690	7,100	14,362	14,039	13,541	13,081	13,501

Impairments/addition to loan loss provision	25	-32	114	99	475	1,288	2,099

Insurance profit before tax	3,048	2,570	4,935	3,978	4,322	3,506	4,453
Banking profit before tax	2,460	2,820	5,005	4,916	3,418	2,371	1,468

Total profit before tax	5,508	5,390	9,940	8,894	7,740	5,877	5,921

Taxation	913	1,190	1,907	1,379	1,709	1,490	1,089
Third-party interest	142	180	341	305	276	344	332

Net profit	4,452	4,020	7,692	7,210	5,755	4,043	4,500

FIGURES PER ORDINARY SHARE (EUR)
Net profit	2.06	1.86	3.57	3.32	2.71	2.00	2.32
Distributable net profit	2.06	1.86	3.57	3.32	2.71	2.00	2.20
Dividend	0.66	0.59	1.32	1.18	1.07	0.97	0.97
Shareholders’ equity (in parent)	17.72	15.40	17.78	16.96	12.95	10.08	9.14

BALANCE SHEET (IN EUR BILLION)
Total assets	1,319	1,221	1,227	1,159	964	779	716
Capital & Reserves	38	33	38	37	28	21	18

Capital Ratios (%)
ING Group debt/equity ratio	9.3%	10.0%	9.0%	9.4%	12.6%
Insurance capital coverage ratio	297%	257%	274%	255%	204%	180%	169%
Insurance debt/equity ratio	11.0%	12.0%	14.2%	13.4%	14.4%
Bank Tier-1 ratio	7.55%	7.32%	7.63%	7.32%	6.92%	7.59%	7.31%

Market capitalisation (in EUR billion)	73	68	74	65	49	39	32

Ordinary shares outstanding (million)	2,225	2,205	2,205	2,205	2,205	2,115	1,993
Preference shares outstanding (million)	63	87	63	87	87	87	87
Warrants B in issue until 5 January 2008 (million)	10	17	17	17	17	17	17

KEY PERFORMANCE INDICATORS
- Net return on equity (ROE)	23.9%	25.0%	23.5%	26.6%	25.4%	21.5%	17.4%
- Net profit growth	11%	15%	7%	25%	n/a	-10%	-2%

Insurance
- Value of new life business	375	477	807	805	632	440	519
- Internal rate of return (life)	12.8%	13.9%	13.3%	13.2%	12.1%	10.9%	11.5%
- Combined ratio (non-life)	96%	89%	91%	95%	94%	98%	102%

Banking
- Cost/income ratio (total)	66.6%	61.6%	64.0%	63.9%	69.4%	70.1%	74.1%
- RAROC after tax (total)	23.5%	21.8%	19.7%	22.6%	14.5%

Assets under management (in EUR billion)	637	546	600	547	492	463	449

Staff (FTEs end of period)	119,097	119,409	119,801	116,614	112,195	114,335	116,200

[1]	Figures according to Dutch GAAP

[2]	Including inter-company eliminations

APPENDIX 2: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	2Q2007	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying profit before tax
Insurance Europe	694	468	641	540	704	443
Insurance Americas	593	533	539	512	457	484
Insurance Asia/Pacific	153	159	140	168	157	156
Corporate line Insurance	531	-84	20	-195	-2	122

Underlying profit before tax from Insurance	1,971	1,076	1,340	1,025	1,316	1,205

Wholesale Banking	668	737	546	527	717	735
Retail Banking	555	539	444	469	454	568
ING Direct	171	165	172	177	190	155
Corporate line Banking	-65	-56	-14	-43	-25	-20

Underlying profit before tax from Banking	1,329	1,384	1,148	1,130	1,336	1,438

Underlying profit before tax	3,300	2,460	2,488	2,155	2,652	2,643

Taxation	476	502	284	426	557	597
Underlying profit before minority interests	2,824	1,959	2,204	1,729	2,095	2,046
Minority interests	76	65	85	76	86	89

Underlying net profit	2,747	1,894	2,119	1,653	2,009	1,957

Net gains/losses on divestments			-23	-83	-9	30
Net profit from divested units			5	1	14	19
Special items after tax	-188

Net profit attributable to shareholders	2,559	1,894	2,101	1,571	2,014	2,006

Earnings per share (in EUR)	1.18	0.88	0.98	0.73	0.93	0.93

Divestments & Special items after tax per Quarter

In EUR million	2Q2007	1Q2007	4Q2006	3Q2006	2Q2006	1Q2006

Underlying net profit	2,747	1,894	2,119	1,653	2,009	1,957

Net gains/losses on divestments:
- sale Degussa Bank			-23
- gain on unwinding Piraeus						19
- Australia non-life						11
-sale of William deBroe					-9
- sale Deutsche Hypothekenbank				-83

Total gains/losses on divestments			-23	-83	-9	30

Profit after tax from divested units			5	1	14	19

Net special items:
- Provision for combining ING Bank and Postbank	-188

Total special items	-188

Net profit (attributable to shareholders)	2,559	1,894	2,101	1,571	2,014	2,006

APPENDIX 3: CONSOLIDATED PROFIT & LOSS ACCOUNT
ING Group: Consolidated Profit & Loss Account on Underlying Basis

		ING Group[1]		Insurance		Banking
In EUR million	2Q2007	2Q2006	Change	2Q2007	2Q2006	2Q2007	2Q2006
Gross premium income	11,573	12,052	-4.0%	11,573	12,052
Interest result banking operations	2,303	2,173	6.0%			2,295	2,213
Commission income	1,219	1,046	16.5%	478	397	741	649
Total investment & other income	4,063	3,558	14.2%	3,484	2,892	635	675

Total underlying income	19,158	18,829	1.7%	15,536	15,341	3,672	3,537

Underwriting expenditure	11,843	12,353	-4.1%	11,843	12,353
Operating expenses	3,694	3,545	4.2%	1,376	1,329	2,318	2,216
Other interest expenses	298	296	0.7%	346	345
Addition to loan loss provisions/ impairments	25	-17			-2	25	-15

Total underlying expenditure	15,860	16,177	-2.0%	13,565	14,025	2,343	2,201

Underlying profit before tax	3,300	2,652	24.4%	1,971	1,316	1,329	1,336

Taxation	476	557	-14.5%	274	222	202	335
Underlying profit before minority interests	2,824	2,095	34.8%	1,698	1,094	1,127	1,001
Minority interests	76	86	-11.6%	50	75	27	11

Underlying net profit	2,747	2,009	36.7%	1,648	1,019	1,099	990

Net gains/losses on divestments		-9					-9
Net profit from divested units		14					14
Special items after tax	-188					-188

Net profit (attributable to shareholders)	2,559	2,014	27.1%	1,648	1,019	911	995

[1]	Including inter-company eliminations
Divestments & Special Items after tax

	ING Group			Insurance		Banking
In EUR million	2Q2007	2Q2006	Change	2Q2007	2Q2006	2Q2007	2Q2006

Underlying net profit	2,747	2,009	36.7%	1,648	1,019	1,099	990

Gains/losses on divestments:
- sale Williams de Broe		-9					-9

Total gains/losses on divestments		-9					-9

Profit after tax from divested units		14					14

Special items:
- Provision for combining ING Bank and Postbank	-188					-188

Special items	-188					-188

Total net profit	2,559	2,014	27.1%	1,648	1,019	911	995

ING Group: Total Consolidated Profit & Loss Account

	ING Group[1]			Insurance		Banking
In EUR million	2Q2007	2Q2006	Change	2Q2007	2Q2006	2Q2007	2Q2006

Gross premium income	11,573	12,052	-4.0%	11,573	12,052
Interest result banking operations	2,304	2,195	5.0%			2,296	2,235
Commission income	1,219	1,055	15.5%	478	397	741	658
Total investment & other income	4,063	3,595	13.0%	3,485	2,894	635	710

Total income	19,160	18,897	1.4%	15,536	15,343	3,672	3,603

Underwriting expenditure	11,843	12,355	-4.1%	11,843	12,355
Operating expenses	3,947	3,590	9.9%	1,376	1,329	2,571	2,261
Other interest expenses	298	296	0.7%	346	345
Addition to loan loss provisions / impairments	24	-7			-2	24	-5

Total expenditure	16,112	16,234	-0.8%	13,565	14,027	2,595	2,256

Total profit before tax	3,048	2,663	14.5%	1,971	1,316	1,076	1,347

Taxation	411	561	-26.7%	274	222	138	339
Profit before minority interests	2,637	2,102	25.5%	1,698	1,094	938	1,008
Minority interests	77	88	-12.5%	50	75	27	13

Net profit (attributable to shareholders)	2,559	2,014	27.1%	1,648	1,019	911	995

[1]	Including inter-company eliminations
Divestments & Special Items before tax

	ING Group			Insurance		Banking
In EUR million	2Q2007	2Q2006	Change	2Q2007	2Q2006	2Q2007	2Q2006

Underlying profit before tax	3,300	2,652	24.4%	1,971	1,316	1,329	1,336

Gains/losses on divestments:
- sale Williams de Broe		-9					-9

Total gains/losses on divestments		-9					-9

Profit before tax from divested units		20					20

Special items:
- Provision for combining ING Bank, Postbank	-252					-252

Special items	-252					-252

Total profit before tax	3,048	2,663	14.5%	1,971	1,316	1,076	1,347

APPENDIX 4: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Insurance		ING Bank		Holding/Eliminations
	30 June	31 March	30 June	31 March	30 June	31 March	30 June	31 March
In EUR million	2007	2007	2007	2007	2007	2007	2007	2007

ASSETS
Cash and balances with central banks	12,718	17,333	3,323	3,130	9,892	14,541	-497	-338
Amounts due from banks	56,675	55,693			56,675	55,693
Financial assets at fair value through P&L	354,101	343,786	123,331	119,342	231,161	224,908	-391	-464
Investments	304,611	302,487	140,327	140,633	163,952	161,545	332	309
Loans and advances to customers	516,860	495,535	31,244	38,001	488,889	458,974	-3,273	-1,440
Reinsurance contracts	6,399	6,481	6,399	6,481
Investment in associates	5,438	5,299	4,292	4,081	1,351	1,243	-205	-25
Investment property	5,003	5,014	1,265	1,390	3,738	3,623		1
Property and equipment	6,225	5,863	1,101	816	5,124	5,047
Intangible assets	3,505	3,378	3,212	3,097	386	375	-93	-94
Deferred acquisition costs	10,675	10,306	10,675	10,306
Other Assets	37,222	31,030	13,424	10,677	23,836	20,414	-38	-61

Total Assets	1,319,432	1,282,205	338,593	337,954	985,004	946,363	-4,165	-2,112

EQUITY AND LIABILITIES
Share capital & share premium	9,228	8,885	4,548	4,548	7,048	7,048	-2,368	-2,711
Revaluation reserve equities	6,597	6,643	5,922	5,870	448	549	227	224
Revaluation reserve fixed income	-517	2,531	-277	1,632	-240	899
Other revaluation reserves	676	506	280	117	395	389	1
Currency translation reserve	-559	-664	-389	-421	86	15	-256	-258
Other reserves	22,741	22,216	12,488	11,368	12,705	12,310	-2,452	-1,462

Shareholders’ equity (in parent)	38,166	40,117	22,572	23,114	20,442	21,210	-4,849	-4,207

Minority interests	2,110	1,938	914	879	1,404	1,086	-208	-27

Total equity	40,276	42,055	23,486	23,993	21,846	22,296	-5,057	-4,234

Liabilities
Preference shares	215	215					215	215
Subordinated loans	6,673	5,976	3,910	4,008	19,144	17,642	-16,381	-15,674
Debt securities in issue	85,983	82,277	4,944	4,985	74,028	72,048	7,011	5,244
Other borrowed funds	26,541	28,926	10,509	15,712			16,032	13,214
Insurance and investment contracts	277,764	272,217	277,764	272,217
Amounts due to banks	136,718	124,285			136,718	124,285
Customer deposits and other funds on deposits	526,941	518,796			532,666	519,315	-5,725	-519
Financial liabilities at fair value through P&L	176,342	167,697	1,194	970	175,353	166,986	-205	-259
Other liabilities	41,980	39,761	16,786	16,069	25,249	23,791	-55	-99

Total liabilities	1,279,157	1,240,150	315,107	313,961	963,158	924,067	892	2,122

Total equity and liabilities	1,319,432	1,282,205	338,593	337,954	985,004	946,363	-4,165	-2,112

Changes in Shareholders’ Equity

	ING Group		ING Insurance		ING Bank		Holding/Eliminations
In EUR million	2Q2007	1Q2007	2Q2007	1Q2007	2Q2007	1Q2007	2Q2007	1Q2007

Shareholder equity beginning of period	40,117	38,266	23,114	21,917	21,210	21,298	-4,207	-4,949
Net profit for period	2,559	1,894	1,687	857	899	1,034	-27	3
Unrealised revaluations of equity securities	866	989	819	966	42	27	5	-4
Unrealised revaluations of debt securities	-3,548	-347	-2,681	-266	-867	-81
Deferred interest crediting to life policyholders	1,027	232	1,027	232
Realised gains equity securities released to P&L	-849	-327	-767	-216	-82	-111
Realised gains debt securities released to P&L	-2	-65	49	-8	-51	-57
Change in cash flow hedge reserve	-525	-353	-304	-177	-221	-176
Other revaluations	94	-30	148	8	-54	-38
Changes re-own shares	-482	-64					-482	-64
Exchange rate differences	128	-59	56	-178	70	119	2
Exercise of warrants and options	343	7					343	7
Cash dividend	-1,585		-600		-500	-800	-485	800
Employee stock option & share plans	18	27	12	14	8	16	-2	-3
Other	5	-53	12	-35	-12	-21	5	3

Total changes	-1,951	1,851	-542	1,197	-768	-88	-641	742

Shareholder equity end of period	38,166	40,117	22,572	23,114	20,442	21,210	-4,848	-4,207

ING’s Capital Base and Key Ratios

	ING Group		ING Insurance		ING Bank
In EUR million	30 June 07	31 March 07	30 June 07	31 March 07	30 June 07	31 March 07

Shareholders’ equity (in parent)	38,166	40,117	22,572	23,114	20,442	21,210
Group hybrid capital	8,245	7,555	1,634	1,652	6,397	5,688
Core debt	4,788	4,162

Total capitalisation	51,199	51,834	24,206	24,766	26,840	26,898

Adjustments to equity:
- Revaluation reserves fixed income etc.	-183	2,822	19	1,889	-110	1,027
- Revaluation reserves excluded from Tier-1					1,154	1,296
+ Insurance hybrid capital			2,250	2,250
+ Minorities			914	879	1,376	1,245
- Deductions Tier-1 (as of 2007)					267	269

Available regulatory capital			27,351	26,007	26,903	25,551

+ Other qualifying capital					12,390	11,146
+ DAC/ViF adjustment (50%)			3,381	3,356
- Group leverage/core debt	4,788	4,162

Adjusted equity (e)	46,594	44,851	30,731	29,362	39,294	36,696

KEY RATIOS
Core debt (d)	4,788	4,162	3,809	5,395
Debt/Equity ratio (d/(d+e))	9.32%	8.49%	11.03%	15.52%
Capital coverage ratio			297%	277%
Risk weighted assets					356,414	333,722
Tier-1 ratio Bank					7.55%	7.66%
BIS ratio Bank					11.02%	11.00%

APPENDIX 5: CONSOLIDATED CASH FLOW STATEMENT
ING Group: Consolidated Cash Flow Statement

	ING Group[1]		ING Insurance		ING Bank		Holding/Eliminations
In EUR million	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006	2Q2007	2Q2006

Net cash flow from operating activities	8.512	9.657	10.436	3.759	1.357	6.824	-3.281	-926

Investments and advances
- group companies	-217		-217	-20	-55	-587	55	607
- associates	-284	-120	-233	-21	-51	-99
- available-for-sale investments	-69.721	-71.445	-43.664	-41.297	-26.057	-30.148
- held-to-maturity investments
- investment properties	-102	-150	-61	-40	-41	-110
- property and equipment	-357	-115	-274	-41	-83	-74
- assets subject to operating leases	-362	-295			-362	-295
- investments for the risk of policyholders	-13.091	-11.771	-13.091	-11.771
- other investments	-30	-36	-3	-6	-27	-30

Disposals and redemptions
- group companies	69		124				-55
- associates	148	136	123	64	25	72
- available-for-sale investments	62.226	64.291	40.675	40.435	21.551	23.856
- held-to-maturity investments	73	40			73	40
- investment properties	-40	26	4	20	-44	6
- property and equipment	75	5	58	-3	17	8
- assets subject to operating leases	100	104			100	104
- investments for the risk of policyholders	11.710	10.291	11.710	10.291
- other investments		4	3	3	-3	1

Net cash flow from investing activities	-9.803	-9.035	-4.846	-2.386	-4.957	-7.256	0	607

Proceeds from issuance of subordinated loans	719				1.996	929	-1.277	-929
Repayments of subordinated loans					-351	-197	351	197
Proceeds from borrowed funds and debt securities	75.080	61.024	11.012	24.133	63.180	42.477	888	-5.586
Repayment from borrowed funds and debt securities	-75.245	-57.428	-15.994	-24.699	-63.006	-39.864	3.755	7.135
Issuance of ordinary shares	343	1					343	1
Payments to acquire treasury shares	-618	-234	-2				-616	-234
Sale of treasury shares	155	58	1	3			154	55
Dividends paid/received	-1.592	-1.396	-607	-650	-500	-400	-485	-346

Net cash flow from financing activities	-1.158	2.025	-5.590	-1.213	1.319	2.945	3.113	293

Net cash flow	-2.449	2.647	-1	160	-2.281	2.513	-168	-26

Cash and equivalents at beginning of period	-1.832	-2.217	3.130	3.705	-4.625	-5.619	-337	-303
Effect of exchange-rate on cash and equivalents	66	-285	194	-263	-135	-35	7	13

Cash and equivalents at end of period	-4.215	145	3.323	3.602	-7.041	-3.141	-498	-316

- of which Treasury bills and other eligible bills	6.898	7.432			6.898	7.432
- of which Amounts due to/from banks	-23.831	-22.869			-23.831	-22.869
- of which Cash and balances with central banks	12.718	15.582	3.323	3.602	9.892	12.296	-497	-316

[1]	Including inter-company eliminations

APPENDIX 6: ADDITIONAL INFORMATION
P&L Life Insurance

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Gross premium income	9,979	10,453	-4.5%	9,882	1.0%	19,861	21,148	-6.1%
Commission income	444	362	22.7%	423	5.0%	868	741	17.1%
Direct investment income	2,618	2,444	7.1%	2,313	13.2%	4,929	4,650	6.0%
Realised gains & fair value changes	548	199	175.4%	152	260.5%	701	415	68.9%

Total investment & other income	3,167	2,643	19.8%	2,465	28.5%	5,630	5,065	11.2%

Total underlying income	13,590	13,458	1.0%	12,771	6.4%	26,359	26,954	-2.2%

Reinsurance and retrocession premiums	475	485	-2.1%	505	-5.9%	980	1,025	-4.4%
Net benefits life insurance for risk company	6,565	5,656	16.1%	6,470	1.5%	13,035	11,685	11.6%
Changes in life provisions for risk company	3,059	4,635	-34.0%	3,139	-2.5%	6,198	9,012	-31.2%
Profit sharing and rebates	99	51	94.1%	43	130.2%	141	136	3.7%
Change in deferred acquisition costs	-289	-340	15.0%	-244	-18.4%	-533	-696	23.4%
Other underwriting expenditure	704	721	-2.4%	667	5.5%	1,371	1,461	-6.2%

Underwriting expenditure	10,613	11,208	-5.3%	10,580	0.3%	21,192	22,623	-6.3%
Operating expenses	1,007	960	4.9%	1,021	-1.4%	2,026	1,904	6.4%
Other interest expenses	345	334	3.3%	322	7.1%	667	665	0.3%
Other impairments		-1		1		1	-1

Total underlying expenditure	11,964	12,501	-4.3%	11,923	0.3%	23,885	25,191	-5.2%

Underlying profit before tax	1,626	957	69.9%	847	92.0%	2,474	1,763	40.3%

Taxation	219	129	69.8%	146	50.0%	366	273	34.1%
Minority interests	11	31	-64.5%	15	-26.7%	26	73	-64.4%
Underlying net profit life insurance	1,396	797	75.2%	686	103.5%	2,082	1,417	46.9%

P&L Non-Life Insurance

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Gross premium income	1,594	1,599	-0.3%	1,752	-9.0%	3,347	3,429	-2.4%
Commission income	34	36	-5.6%	42	-19.0%	75	73	2.7%
Direct investment income	180	208	-13.5%	211	-14.7%	391	386	1.3%
Realised gains & fair value changes	140	45	211.1%	53	164.2%	193	152	27.0%

Total investment & other income	320	253	26.5%	263	21.7%	584	538	8.6%

Total underlying income	1,948	1,888	3.2%	2,057	-5.3%	4,006	4,040	-0.8%

Reinsurance and retrocession premiums	82	82		99	-17.2%	182	176	3.4%
Changes in provisions for unearned premiums	53	41	29.3%	252	-79.0%	304	285	6.7%
Net claims non-life	948	827	14.6%	912	3.9%	1,861	1,691	10.1%
Changes in claims provision	-29	-36	19.4%	48		19	-112

Total claims incurred	920	791	16.3%	960	-4.2%	1,880	1,579	19.1%
Profit sharing and rebates	13	8	62.5%			13	16	-18.8%
Change in deferred acquisition costs	-18	-15	-20.0%	-23	21.7%	-40	-33	-21.2%
Other underwriting expenditure	179	243	-26.3%	184	-2.7%	363	517	-29.8%

Underwriting expenditure	1,231	1,150	7.0%	1,471	-16.3%	2,702	2,540	6.4%
Operating expenses	370	369	0.3%	351	5.4%	721	722	-0.1%
Other interest expenses	3	11	-72.7%	6	-50.0%	9	21	-57.1%
Other impairments		-1					-1

Total underlying expenditure	1,603	1,529	4.8%	1,828	-12.3%	3,432	3,282	4.6%

Underlying profit before tax	345	359	-3.9%	229	50.7%	574	758	-24.3%

Taxation	54	94	-42.6%	42	28.6%	97	178	-45.5%
Minority interests	39	44	-11.4%	25	56.0%	64	80	-20.0%

Underlying net profit non-life insurance	252	221	14.0%	162	55.6%	413	500	-17.4%

Insurance Investment & Other Income

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Income from debt securities and loans	1,776	2,050	-13.4%	1,707	4.0%	3,483	4,005	-13.0%
Dividend income	318	250	27.2%	102	211.8%	420	322	30.4%
Rental income	18	47	-61.7%	20	-10.0%	37	95	-61.1%
Other	685	301	127.6%	688	-0.4%	1,373	609	125.5%

Direct investment income	2,796	2,648	5.6%	2,517	11.1%	5,313	5,031	5.6%

Realised gains/losses & impairments on debt securities[1]	-76	-94	19.1%	11		-64	-89	28.1%
Realised gains/losses & impairments on equity securities	802	182	340.7%	237	238.4%	1,040	370	181.1%
Realised gains/losses & fair value changes private equity	97	47	106.4%	49	98.0%	146	116	25.9%
Change in fair value real estate investments	94	92	2.2%	115	-18.3%	209	196	6.6%
Changes in fair value non-trading derivatives[2]	-229	17		-208	-10.1%	-437	-25

Realised gains/losses & fair value changes on investments	688	244	182.0%	205	235.6%	894	568	57.4%

Total underlying investment & other income	3,484	2,892	20.5%	2,722	28.0%	6,207	5,599	10.9%

[1]	Approximately 50% of this amount is transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments

[2]	Largely offset in underwriting expenditure
Banking Commission: Investment & Other Income

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Funds transfer	143	138	3.6%	150	-4.7%	292	293	-0.3%
Securities business	193	162	19.1%	190	1.6%	383	372	3.0%
Insurance broking	45	41	9.8%	52	-13.5%	97	83	16.9%
Management fees	233	181	28.7%	190	22.6%	422	356	18.5%
Brokerage and advisory fees	39	50	-22.0%	70	-44.3%	109	102	6.9%
Other	89	77	15.6%	93	-4.3%	182	133	36.8%

Total underlying commission income	741	649	14.2%	744	-0.4%	1,485	1,339	10.9%

Rental income	55	27	103.7%	66	-16.7%	121	54	124.1%
Other investment income	40	66	-39.4%	40	0.0%	80	84	-4.8%

Direct income from investments	95	93	2.2%	106	-10.4%	202	138	46.4%

Realised gains/losses on bonds	59	17	247.1%	74	-20.3%	133	59	125.4%
Realised gains/losses on equities	85	26	226.9%	114	-25.4%	199	44	352.3%
Change in fair value real estate	26	13	100.0%	26	0.0%	52	21	147.6%

Realised gains/losses & fair value changes	170	56	203.6%	213	-20.2%	384	124	209.7%

Total underlying investment income	265	149	77.9%	320	-17.2%	585	262	123.3%

Valuation results non-trading derivatives	-69	9	-866.7%	-22		-91	60	-251.7%
Net trading income	150	405	-63.0%	349	-57.0%	499	652	-23.5%
Other	290	112	158.9%	181	60.2%	471	255	84.7%

Total underlying other income	370	526	-29.7%	508	-27.2%	879	967	-9.1%

Recurring Operating Expenses

In EUR million	2Q2007	2Q2006	Change	1Q2007	Change	1H2007	1H2006	Change

Underlying operating expenses Insurance	1,376	1,329	3.5%	1,370	0.4%	2,746	2,626	4.6%
Underlying operating expenses Banking	2,318	2,216	4.6%	2,373	-2.3%	4,691	4,393	6.8%

Underlying operating expenses ING Group	3,694	3,545	4.2%	3,743	-1.3%	7,437	7,019	6.0%

OPS/IT transformation Reorganisations, NN, OPS&IT	6	6		10		16	6
Compliance costs	37	27		42		79	34
Reclassification of payment expenses		-15					-15
Other	8	49		17		25	36

Total non-recurring items	51	67		69		120	61

FX impact	-2	45		2		-2	144

Recurring expenses Insurance	1,374	1,264	8.7%	1,350	1.8%	2,724	2,469	10.3%
Recurring expenses Banking	2,272	2,168	4.8%	2,323	-2.2%	4,595	4,344	5.8%

Recurring operating expenses ING Group	3,646	3,432	6.2%	3,673	-0.7%	7,319	6,813	7.4%

Expenses Central Europe	74	68		72		146	132
Expenses Americas (Wealth Management)	194	179		181		375	354
Expenses Asia/Pacific	255	211		256		511	410
Expenses Corporate line Insurance	13			13		26
Expenses ING Real Estate	121	109		118		239	208
Expenses Wholesale (Leasing and Factoring)	72	68		74		146	135
Expenses ING Direct	386	367		383		769	756
Expenses Retail (outside Benelux)	146	124		140		286	248
Expenses Corporate line Banking	13			13		26

Total expenses at growth businesses	1,274	1,126	13.1%	1,250	1.9%	2,524	2,243	12.5%

Insurance Europe	383	372	3.0%	388	-1.3%	771	735	4.9%
Insurance Americas	441	420	5.0%	425	3.8%	866	811	6.8%
Corporate line Insurance	14	14		15	-6.7%	29	27	7.4%
Wholesale Banking	663	635	4.4%	678	-2.2%	1,341	1,251	7.2%
Retail Banking	844	838	0.7%	884	-4.5%	1,728	1,680	2.9%
Corporate line Banking	27	27		33	-18.2%	60	66	-9.1%

Recurring expenses ING Group excluding growth businesses	2,372	2,306	2.9%	2,423	-2.1%	4,795	4,570	4.9%

APPENDIX 7: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New business Statistics: Second Quarter

	New Production 2Q2007					New Production 2Q2006
	Value of	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	17	575	3.0%	31	0	26	682	3.8%	35	-1
Belgium (& Luxembourg)	4	422	0.9%	10	1	3	252	1.2%	10	1
Rest of Europe	34	787	4.3%	41	2	26	680	3.8%	31	-2

Insurance Europe	55	1,784	3.1%	82	3	55	1,614	3.4%	76	-2

US	47	5,255	0.9%	217	5	56	4,930	1.1%	256	16
Latin America	6	145	4.1%	25	4	9	137	6.6%	32	4

Insurance Americas	53	5,400	1.0%	242	9	65	5,067	1.3%	288	20

Australia & NZ	16	1,976	0.8%	22	0	8	463	1.7%	16	0
Japan	18	1,355	1.3%	50	2	31	1,497	2.1%	59	4
South Korea	29	918	3.2%	21	4	28	926	3.0%	6	3
Taiwan	37	615	6.0%	28	-2	41	288	14.2%	20	-5
Rest of Asia	-1	211	-0.5%	22	9	1	182	0.6%	17	6

Insurance Asia/Pacific	99	5,075	2.0%	143	13	109	3,356	3.2%	118	8

Total	207	12,259	1.7%	467	25	229	10,037	2.3%	482	26

Life New Business Production from Developing Markets: Second Quarter

	New Production 2Q2007					New Production 2Q2006
	Annual	Single	New sales			Annual	Single	New sales
In EUR million	Premium	Premium	(APE)	VNB	IRR[1]	Premium	Premium	(APE)	VNB	IRR[1]

Insurance Europe	58	100	68	27	20.1%	49	117	61	17	16.7%
Insurance Americas	73	59	79	6	11.5%	78	33	81	9	12.7%
Insurance Asia/Pacific	310	226	333	65	16.8%	283	149	298	71	22.1%

Total	441	385	480	98	16.6%	410	299	440	97	18.7%

[1]	Year to date
The ING Group Condensed consolidated interim accounts for the period ended 30 June 2007 (in accordance with IAS 34 “Interim Financial reporting” and including the review report from Ernst & Young) are included in the ING Group Statistical Supplement, which is available on www.ing.com.
In preparing the financial information in this press release, the same accounting principles are applied as in the 2Q 2007 interim accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: August 8, 2007